CLEVELAND-CLIFFS

2001 ANNUAL REPORT

Core Values

SAFE PRODUCTION - record production with: lack of injuries....good housekeeping and orderly work areas....well-maintained equipment....proper training and procedures....looking out for and correcting each other...safe conditions, safe behavior....Sentinel of Safety award winner.

CUSTOMER FOCUS - listening to the customer....being responsive and on time....meeting quality expectations....helping the customer succeed.

CREATING ECONOMIC VALUE - doing the right things right the first time....elimination of waste and inefficiency....breakthroughs in productivity and technology.

BIAS FOR ACTION - getting things done....reduced red tape....barrierless....call anybody you want.... management by fact....plan the work – work the plan.

TRUST, RESPECT AND OPEN COMMUNICATION - open access to information.... constructive conflict....delegation to the appropriate level.... toleration of failure in pursuit of business success....encouraging and accepting different views....feeling an obligation to explain your actions to those it affects....gender and racial diversity.

GROUP AND INDIVIDUAL ACCOUNTABILITY - behaving in line with our core values.... being responsible for our actions....providing plans/standards/expectations....holding yourself and/or the group to a high standard of performance...walk the talk.

INTEGRITY - doing what you say you're going to do....no hidden agendas....doing the right thing....being truthful....zero tolerance – not walking away from a situation...be credible.

TEAMWORK - actively involve others in decision making....know when to take a leadership role and when to be an active member....recognize the value of teamwork and the synergy it creates.

RECOGNIZE AND REWARD ACHIEVEMENT - celebrating successes....stress training and development....an effective appraisal of performance....giving a simple thank you.

Comparative Highlights

	2001	2000
Financial (In Millions Except Per Share Amounts)		
For the Year:		
Operating Revenues:		
Product Sales and Services	**$330.4**	$379.4
Royalties and Management Fees	**43.2**	50.7
Total	**373.6**	430.1
Income (Loss) Before Cumulative Effect of Accounting Change:		
Amount	**(32.2)**	18.1
Per Diluted Share	**(3.19)**	1.73
Net Income (Loss):		
Amount	**(22.9)**	18.1
Per Diluted Share	**(2.27)**	1.73
At December 31:		
Cash and Cash Equivalents	**183.8**	29.9
Borrowings Under Revolving Credit Facility	**100.0**	– 0 –
Long-Term Debt	**70.0**	70.0
Net Cash (Debt)	**13.8**	(40.1)
Shareholders' Equity	**374.2**	402.0
Book Value Per Common Share	**36.90**	39.73
Market Value Per Common Share	**18.30**	21.56
Iron Ore Production and Sales (Millions of Gross Tons)		
Production At Mines Managed by Cliffs:		
Total	**25.4**	41.0
Cliffs' Share	**7.8**	11.8
Cliffs' Sales	**8.4**	10.4

Company Profile

Cleveland-Cliffs Inc is the largest supplier of iron ore products to the North American steel industry. Iron ore is the fundamental raw material for integrated steel companies that make steel in blast furnaces. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Nearly all the integrated steel companies in North America are partners or customers. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant.

Cliffs is developing a significant ferrous metallics business to primarily serve steel companies that make steel in electric arc furnaces. The Company's first project is a hot briquetted iron (HBI) plant in Trinidad and Tobago.

Cliffs is in its 155th year of service to the steel industry.

Letter to Our Shareholders

t this time last year, we expected that deteriorating business conditions in the iron and steel industry would make 2001 an extremely challenging year. It turned out to be that, and more, as the financial collapse of much of the North American steel industry produced the worst crisis in the history of the industry. Cliffs recorded its first loss since 1986, which was also a very difficult year for the steel industry. The disappointing financial result was largely caused by major production curtailments, triggered by weak pellet demand, and a significant loss from our Trinidad venture.

The decline in iron ore pellet sales, which dropped to 8.4 million tons in 2001 from 10.4 million tons in 2000, reflected the depressed conditions in the steel industry and the closures of LTV Steel, Acme Steel and Geneva Steel. To adjust for lower sales volume and avoid inventory accumulation, we curtailed production at all of our mines. The curtailments, which totaled about 5 million tons, or 40 percent of production capacity, penalized pre-tax results by about $48 million.

We successfully demonstrated the operational improvements that were completed at our HBI plant in Trinidad in early 2001, and steadily ramped-up production rates. The quality and market acceptance of the 134,000 tons of CIRCAL™ briquettes produced and sold was good. Unfortunately, the market for ferrous metallics products plummeted with the rest of the steel business, forcing the suspension of operations in the fourth quarter until market fundamentals improve.

Our financial position was managed very carefully in 2001. We significantly reduced headcount, outsourced information technology operations, and sold non-strategic assets. Inventory and credit exposure were carefully managed, although steadily deteriorating sales resulted in a higher than targeted year-end inventory.

Organizationally, we streamlined our corporate and central service staffs and added Dave Gunning, our new Vice Chairman, to lead our business development efforts. We implemented a Talent Management Process that is having a profound effect on employee development efforts.

After much persistence, we closed an innovative transaction to acquire the assets of LTV Steel Mining Company in Minnesota just weeks before LTV Corporation decided to liquidate. We realized a cash infusion of $50 million and acquired assets that could have significant future value in exchange for the assumption of mine closure liabilities. At worst, this transaction should be a no-cost financing. At best, the assets that have been acquired could provide new business opportunities.

Strategically, we redefined our business plan to consolidate the North American iron ore business. On January 31, 2002, we acquired Algoma Steel's 45 percent interest in the Tilden Mine for the assumption of mine liabilities. We also executed a new sales agreement with Algoma that made Cliffs the sole supplier of iron ore pellets purchased by Algoma for the next 15 years. We are pursuing similar transactions with several other steel companies where the transactions make economic sense for Cliffs and the steel companies.

There is one area of our business that made us particularly proud in 2001 - our continuing improvement in employee safety. Measured against 1999, our benchmark year, our accident rate was down by 15 percent. This reflects the results of our Safety Leadership Team, which has made all employees accountable for safety. Our Northshore and Hibbing Mines were standouts in safety leadership. Northshore's mining operation in Babbitt, Minnesota, had no lost time injuries in 2001 and, therefore, qualified for the Sentinels of Safety Award presented annually by the National Mining Association and the Mine Safety and Health Administration. We discuss our safety performance for 2001 in more detail on pages 10 and 11.

The integrated steel industry in North America is in a battle for its survival. Most of the companies that melt iron ore to make steel are in financial distress, and a number of these companies have been forced into bankruptcy. As the steel industry has fallen on tough times and utilization rates have declined, iron ore consumption rates have plummeted. Cliffs has joined its partners and customers in a war for the survival of North American blast furnaces. The only commercial use for iron ore pellets is making raw steel starting with the production of iron in a blast furnace, and there are only 32 blast furnaces making steel in North America today. That number is down from nearly 100 just 20 years ago.

The blast furnace has been under attack for the last 20 years. Most recently, the blast furnace has been challenged by imported semi-finished steel. Integrated steel makers, fighting for their lives, have been buying imported steel slabs rather than maintaining and operating their blast furnaces to produce hot metal. We strongly support the enforcement of trade laws applicable to slab imports, but we recognize that import restrictions cannot save the domestic iron ore industry.

NORTH AMERICAN BLAST FURNACES AND CLIFFS' MARKET SHARE OF TOTAL IRON ORE CONSUMPTION



Number of Furnaces
Cliffs' Market Share
Number of blast furnaces making steel
Cliffs' pellet sales as a percent of total iron ore consumption (estimated for 2002)
100
80
60
40
20
20%
15%
10%
5%
1980
1990
2002
(2/28/02)

While there has been a 67 percent decline in the number of blast furnaces making steel since 1980, iron ore consumption has declined by approximately 32 percent. This reflects the survival of the larger, more efficient furnaces and improvements in blast furnace practices. In a period where total iron ore consumption has declined, Cliffs' market share has increased significantly. In 1980, Cliffs' sales represented less than 4 percent of total iron ore consumption. In 2002, Cliffs' sales are expected to approximate 16 percent of total consumption.

Continued

It is very clear that Cliffs has its work cut out. Cliffs must do everything possible to keep the customers it has, and gain market share from its competitors. Our key objectives are:

First, we must produce and deliver iron ore pellets that meet or beat the competition in terms of quality and cost. Under the ForCE banner we are making major changes in how we operate in the relentless pursuit of cost reduction and greater production efficiency.

Second, we must help our blast furnace customers stay in business by substantially lowering their raw material costs. Our customers must be incentivized to use their blast furnaces rather than purchasing imported steel slabs, or developing electric furnace capacity to replace their blast furnaces. We must achieve this objective in a way that allows Cliffs to be profitable and attractive to investors.

We believe consolidation of the North American iron ore industry is strategically consistent with the needs of our customers. Within the last year, we have developed a strategy and taken several actions to reposition Cliffs in the North American iron ore business. The mine partnerships involving Cliffs and various steel companies provided a very successful business model for many years, but steel company priorities have changed. They need their precious capital to make steel, not to produce iron ore pellets.

Steel fundamentals have been improving in the early part of 2002, but it is too early to project sustained improvement. We have substantial uncertainty regarding our pellet sales in 2002, however, we currently expect sales will represent only 70 percent of our production capacity, which will require continuing production curtailments. With our current cost structure, we cannot operate at this level and be profitable. We are working to increase our sales volume, but we recognize that the opportunities to add volume are limited, and thus, we are intensely focused on lowering our cost structure to meet the current economic realities.

With respect to Cliffs and Associates Limited (CAL), we are closely monitoring the market for ferrous metallic products. The Trinidad plant is capable of quickly resuming production; however, we will need to see a sustained improvement in demand and pricing before we restart the Trinidad plant. We have reduced holding costs at CAL to the absolute minimum while protecting the asset and retaining key employees in our highly skilled work force. We remain committed to the ferrous metallics business as demonstrated by our participation in a new project at our Northshore Mine to develop Kobe Steel's ironmaking technology for converting iron ore into nearly pure iron in nugget form.

The challenges facing Cliffs today are as great as they have been in the Company's 155-year history. At the same time, the opportunities that have been created by adversities in the iron and steel business are also as great as they have ever been. Cliffs is highly motivated to maintain

North American blast furnace capacity and to optimize the Company's position as the supplier of choice for iron ore pellets. We seek creative ways to work with those who are involved in restructuring the steel business, and expect this will lead to new business opportunities. Despite the woeful condition of the business at present, it is our firm belief that a transformed steel industry will continue to be significant to the economies of the United States and Canada.

The year 2002 will be a pivotal year for the iron and steel industry, and for Cliffs, as we seek to capitalize on our opportunities and lead the remaking of the iron ore business in North America. Your Board of Directors and management team realize that success in executing our business plan is critical to shareholders, employees and the many others that have a stake in Cliffs' future. While we do not underestimate the difficult road immediately ahead, we are confident that we will prevail in our mission to better serve a "new" steel industry and restore Cliffs' shareholder value. We appreciate your support.

John S. Brinzo

John S. Brinzo
Chairman and
Chief Executive Officer

February 28, 2002

"...WE WILL PREVAIL IN OUR MISSION TO BETTER SERVE A 'NEW' STEEL INDUSTRY AND RESTORE CLIFFS' SHAREHOLDER VALUE."



Tough times in the iron and steel industry have presented Cliffs with a number of tough questions. Following are answers to the tough questions that are being asked by shareholders, analysts and employees:

There has been a lot of talk about changing the business model for Cliffs' core iron ore pellet business. Where is Cliffs going?

Cliffs has traditionally operated its iron ore pellet business through partnerships with various integrated steel companies. The Company has managed and held minority ownership positions in partnership mines. Cliffs' earnings in the pellet business have come from three principal sources:

- *royalty income from leasing iron ore reserves to the Tilden and Empire Mines*
- *management fee income from managing partner mines*
- *merchant sales of pellets*

For many years, the mine partnerships have been successful, but Cliffs and its partners have reached a point where the model needs to be changed. Our partners need their cash flow for making steel, not mining and processing iron ore. Cliffs' fundamental objective in operating the mines is maximum long-term profitability and productivity, which often conflicts with partner objectives that are focused largely on minimizing costs in the short term.

With most, if not all, of our partners looking for an opportunity to exit their ownership positions, Cliffs must restructure its mines by converting "partners" to "customers" with long-term pellet supply contracts. We must replace royalty and management fee income with profit margin on pellet sales. While there are risks in moving to the new business model, there are opportunities as well. We are not going to sit back and let the world change around us. We intend to be proactive and lead the change so that we construct a model that is in the best interests of Cliffs' shareholders, employees and other constituencies.

What are the benefits that Cliffs expects to realize from acquiring the mine ownership interests of steel company partners?

With full ownership of our mines, we will have more flexibility to shift production between the mines to improve efficiency of our total production capacity and convert fixed costs to variable costs. In 2001, when we experienced a significant reduction in pellet demand, we were forced to curtail production at all of the mines in which we had ownership positions. This was very inefficient and very expensive. We will also be able to make operating and spending decisions faster and more efficiently, which will improve our ability to manage the mines to achieve sustainable, long-term efficient production.



Left to Right:
James A. Trethewey, Senior Vice President – Business Development
David H. Gunning, Vice Chairman
John E. Lenhard, Secretary and Corporate Counsel



Left to Right:
Thomas J. O'Neil, President and Chief Operating Officer
Edward C. Dowling, Jr., Senior Vice President – Operations
Randy L. Kummer, Vice President – Human Resources

Given Cliffs' financial position, how will the Company find the money to lead the consolidation of the North American iron ore industry?

With limited ability to raise additional funding, Cliffs must be creative in how it structures transactions to acquire interests in iron ore mines. The consideration in many cases will include the assumption of liabilities and execution of long-term pellet supply agreements with the seller. The transaction we recently completed with Algoma Steel followed this blueprint.

There is much talk about consolidation of the domestic steel industry. Is consolidation necessary?

It will be necessary to prevent a rolling sequence of failures like LTV. Failure to consolidate will likely mean a continuation of the chaotic process of bankruptcies and liquidations, which are disruptive for shareholders, employees, suppliers, creditors and communities. We expect 2002 will be a busy year.

Will consolidation of the steel industry be good for Cliffs?

We believe consolidation will ultimately produce a stronger, more competitive industry. At the same time, we are mindful that consolidation is likely to accelerate the shrinkage of some integrated steelmaking capacity, which is not positive for iron ore consumption. We are managing our iron ore pellet business with the expectation that shrinkage will occur, sooner or later, with or without consolidation. We believe our mines can obtain a larger share of a smaller market. While much of our pellet capacity is cost competitive, some of our mines have cost disadvantages that must be corrected if they are to survive the inevitable rationalization process.

Continued

What is Cliffs doing to improve the competitive position of its iron ore operations?

Every segment of our organization is focused on improving the competitive position of our mines from the standpoint of both cost and quality. Our cost reduction initiatives are managed through a corporatewide program termed "ForCE 21" (For Competitive Excellence in the 21st Century). This program, which is designed to produce organizational and operational excellence through employee involvement and cultural change, is accelerating change throughout the Company, with a focus on improvements in costs, safety and quality. The program has achieved impressive results in a number of areas, and we are optimistic about its potential as the program expands. We have established alliance agreements with suppliers of materials and equipment that are yielding major cost savings. Maintenance costs have been reduced through improved planning procedures.



Left to Right:
Richard L. Shultz, Vice President – Reduced Iron Sales
William R. Calfee, Executive Vice President – Commercial
Donald J. Gallagher, Vice President – Sales

Labor contracts negotiated in 1999 provided for a strategic alliance with the United Steelworkers Union. Has this alliance provided Cliffs with the cost reductions and productivity improvements that were anticipated, and necessary?

No. There has been only limited progress under the alliance. To restore its competitiveness the iron and steel industry badly needs a complete overhaul of its labor contracts that will reflect the reality of the current business environment. New work practices and cooperation are required to justify the level of wages and benefits enjoyed by all of our employees. Many of the integrated steel companies have five or six retirees per active employee, nearly all of whom have generous pensions and full health care. Health care costs, in particular, are spiraling out of control again. While Cliffs and its managed mines are somewhat better positioned, with an average of 1.3 retirees per active employee, this is becoming a bigger issue as time progresses. We are exploring all options to better manage our pension and health care obligations while we seek to recognize and reward high performance in our work force.

What are the future prospects for the Empire Mine?

Empire is under severe pressure as a result of losing LTV Steel as a 25 percent owner, and Cliffs' loss of LTV as a customer. A significant priority of the Company is the resolution of a long-range

Left to Right:

Robert J. Leroux, Vice President and Controller

Robert Emmet, Vice President-Financial Planning and Treasurer

Cynthia B. Bezik, Senior Vice President - Finance



plan for Empire. We are working very closely with Ispat Inland, the other owner of the mine, and other stakeholders.

Prior to the LTV decision to liquidate its steelmaking operations, we announced an optimization plan for Empire that would reduce the annual pellet production capacity to approximately 6 million tons. This action, which was to have been implemented in January 2002, was taken because the older sections of the plant could no longer economically process the ores Empire was mining. The optimization plan was designed to maximize the use of Empire's most efficient production equipment, resulting in the reduction of about one-third of the mine's employees. It was estimated that the fully implemented plan would reduce Empire costs by 5 to 10 percent. Implementation of the plan was put on hold when LTV terminated operations and the mine was idled in November.

How much iron ore pellet production capacity is being displaced by imported slabs?

It takes approximately 1.4 million tons of iron ore to make one ton of semi-finished steel. Therefore, when semi-finished slab imports peaked at 8.6 million tons in 2000, they displaced approximately 12 million tons of iron ore pellets. Cheap slabs will be available in slow economic times, but prices will escalate quickly and significantly when better economic conditions return. Steelmakers and their customers will be jeopardized when this happens.

Cliffs' priorities are focused on its core iron ore pellet business. Does this indicate a loss of interest in developing a significant ferrous metallics business?

Not at all, but activities have slowed due to the deterioration of the market for ferrous metallics products. CAL has been idled, but we are poised to restart the facility when market conditions improve. We also recently announced our participation in a new project that will be located at our Northshore Mine in Minnesota. We have joined with Kobe Steel, Steel Dynamics Inc. and the State of Minnesota in a project to convert iron ore into nearly pure iron in nugget form. Iron nuggets would be used as an alternative or supplement to pig iron in the steelmaking process, particularly in minimills. Cliffs and the other participants have approved the construction of a pilot plant to test and develop the process for commercial application. If the pilot plant is successful, the participants could decide to proceed with a commercial size facility capable of producing 300,000 tons annually. Construction of a commercial facility could start as early as 2004. We continue to believe that the ferrous metallics business represents a long-term growth opportunity for Cliffs.



Safety Performance 2001

SAFETY LEADERSHIP TEAM

n 2001, Cliffs' policy and safety systems were combined into a *Safety System Reference Manual* by our Safety Leadership Team (SLT). The manual embraces Cliffs' Core Value of SAFE PRODUCTION, emphasizing that production achieved with unnecessary risks is unsatisfactory and that safety and health must be managed like any other business aspect. Development of the *Safety System Reference Manual* is a significant step in Cliffs' commitment to continually improve its safety performance. The SLT prepared educational and training materials for safety leadership workshops to implement the manual.

The SLT also identified safety accountability as a key factor in a mine's ability to safely manage its operations. Safety accountability relies on holding management accountable to perform key "upstream" accident prevention activities as part of their regular responsibilities. Every manager is assigned specific and measurable prevention activities that must be systematically completed. The activities are documented on scorecards and compiled into the employee's metrics. A "percentage of compliance" score for each operation is reported monthly. This system's success relies on the old adage "What gets measured – gets done."

SAFETY SYSTEM AUDITS

In 2001, safety audits were conducted at all mines. The audits consist of a comprehensive review of key system components, workplace conditions inspections and employee perception. The average audit score for all sites has increased incrementally each year since 1992.

SAFETY RECOGNITION

Two Cliffs' mines led the U.S. iron mining industry in safety performance for 2001. Northshore and Hibbing Taconite outperformed all other iron ore mines in safety as measured by the frequency rate for Mine Safety and Health Administration (MSHA) reportable injuries. Northshore was awarded the Cleveland-Cliffs President's Award for Safety as recognition for being the safest Cliffs' operation. The President's Award is given annually to the Cliffs property with the lowest frequency rate. Northshore's Babbitt Mine qualified for consideration for the Sentinels of Safety Award. The Sentinels is awarded by MSHA and the National Mining Association to the mine with the highest number of hours worked without a lost-time accident.

INDUSTRIAL HYGIENE

In 2001, the focus on industrial hygiene was shifted from the corporate office to the operating sites, in order to improve efficiency and increase effectiveness. A series of comprehensive introductory and advanced workshops has been developed for key site personnel. Each operating site maintains trained staffs (both salaried and hourly employees) who monitor potentially hazardous dusts, mists, vapors and fumes, as well as other physical hazards such as noise and vibration. Strict compliance with MSHA's Hazard Communications and noise and dust regulations is a key objective for Cliffs in 2002.

LOST WORKDAY INJURY FREQUENCY RATE

(Per 200,000 Hours Worked)


CLIFFS
INDUSTRY
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Industry comparison is Total Mines, Mills and Shops (excluding coal) as published by the Mine Safety and Health Administration (MSHA)

LOST WORKDAY INJURY SEVERITY RATE

(Per 200,000 Hours Worked)


CLIFFS
INDUSTRY
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Industry comparison is Total OSHA Work Days Lost as reported by the American Iron and Steel Institute (AISI)

MSHA REPORTABLE INJURY FREQUENCY RATE

(Per 200,000 Hours Worked)


CLIFFS
INDUSTRY
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Industry comparison is Total Mines, Mills and Shops (excluding coal) as published by the Mine Safety and Health Administration (MSHA)

WORKERS' COMPENSATION COSTS

(In Millions)


$6.0
5.0
4.0
3.0
2.0
1.0
0.0
1994 1995 1996 1997 1998 1999 2000 2001

Total Cliffs-managed U.S. Mining Operations
Combined Open and Closed Properties

SAFETY POLICY

- Cleveland-Cliffs Inc and Associated Companies are committed to protecting the occupational health and well-being of each employee and to conserve property from loss. Safe practices and a healthful workplace are consistent with efficient operations that produce a high-quality product. Our CORE VALUE of SAFE PRODUCTION is sustainable only through an acceptance of ZERO TOLERANCE FOR RISK. This means everyone doing every job the right way, the safe way every time.

- In fulfilling this commitment, we shall use our best and continuous efforts to maintain a safe and healthful work environment in accordance with sound industry practices and legislative requirements. We shall strive to eliminate hazards that might result in personal injuries, fires, security losses or damage to property by providing the necessary training, encouragement, resources and accountability. Occupational illness prevention shall be accomplished through appropriate industrial hygiene and occupational medical programs, including engineering controls, employee monitoring, health testing and education.

- Safety, occupational health and loss prevention are the responsibility of management and all employees. Elimination of loss and occupational illnesses can only be achieved through the active participation of all employees. It is also the responsibility of management and all employees to identify and correct incidents or conditions with potential for an unsafe or unhealthful workplace, including near-miss incidents. The Safety Department shall assist management in monitoring and implementing this policy.

- Our success in this area is primarily dependent on individual attitudes, practices and accountability. Constant planning, personal awareness, attention to detail and a spirit of cooperation and positive thinking are essential to achieve our stated safety and health goals. Performance will be continuously measured and periodically evaluated to determine areas requiring improvement.

- Every employee must join in a personal commitment to safety, occupational health and loss prevention in all of our activities.



[illegible]



he Environmental Policy provides direction to move Cliffs' mining operations beyond compliance through pollution prevention and waste minimization programs. Accordingly, environmental awareness training was conducted at all Cliffs' operations during 2001 to enhance environmental performance through involvement of both management and operating personnel. Over 75 percent of the action items identified through Cliffs' environmental audits, conducted during 2000, were corrected during the year, and the remainder will be resolved in 2002.

Community environmental communications programs were broadened to reflect the growing recognition of sustainable development of metals and mining. Mine personnel at Cliffs' Michigan operations implemented the Warner Creek Watershed Project, a joint environmental and educational venture with local schools. The project's goal is the rehabilitation and enhancement of aquatic and riparian ecosystems near Palmer, Michigan. When completed, the project will provide recreational and education activities in an accessible natural area and a greater sense of shared environmental stewardship.

CLEVELAND-CLIFFS INC
ENVIRONMENTAL METRICS REPORT

	2001(a)	2000
Air Emissions from Point Sources (Tons/MMLTP)*		
Total Particulate Matter	123	294
NOx	925	756
SO2	349	376
Water Discharges Compliance Rate		
Number of Analyses Passed (a)	8,886	9,553
Number of Analyses Conducted (b)	8,925	9,591
Percent Compliance	99.3	99.6
Releases (b)		
Number of Spills	114	58
Volume Spilled (Gal)	29,464	4,630
Waste Disposal (Tons)		
Hazardous	139	43
Non-Hazardous	3,769	8,887
Recycled (c)	8,561	33,702
Reclamation (Acres)		
Total Final Reclamation	1,644	480
Environmental Training and Awareness		
Number of Trainee Hours	2,721	3,284
Number of Employees	3,809	5,368
Number of Env. Awareness Activities	212	199
Agency Inspections		
Number of Inspections	51	68
Notices of Violations		
Number of Notices	3	3

*Tons per million long tons of pellets produced

Note:
(a) 2001 results reflect various operational curtailments.
(b) Release reports for 2001 reflect a change in reporting thresholds.
(c) Recycling for 2000 included mill liners.

In keeping with Cliffs' commitment to continuously improve environmental performance, a cooperative waste disposal program with the Marquette Area Wastewater Treatment Facility in Michigan was tested during the year. The experimental application of bio-solids to the vegetation of tailings basins and rock stockpiles enhances plant growth, limits erosion and improves dust control. This program successfully demonstrated that municipal bio-solids can be applied to diverse, disturbed landforms. Additionally, it provides resourceful solutions to managing our lands responsibly while providing the community with viable solutions to its disposal requirements.

It is the policy of the Company to conduct its affairs in accordance with appropriate best available practices. To accomplish this, the Company will:

- Adopt standards that build from a foundation of compliance with applicable government laws and regulations, permits and related agreements.
- Establish management systems, standards, programs and procedures within its corporate and operating units for implementation of this policy, and integrate environmental considerations into business planning.
- Inform managers and employees of their responsibility to comply with this policy and to be sensitive to the effects of the Company's operations on the environment.
- Conduct periodic environmental audits of operating practices to verify compliance with this policy and identify revisions or improvements required to minimize environmental effects.
- Conduct environmental assessments for all new properties, activities, acquisitions, closures, divestitures and proposed changes in operating procedures.
- Ensure that contractors working on the Company's premises or on properties managed by the Company comply with relevant environmental standards.
- Contribute to the development and administration of technically and economically sound environmental standards and compliance procedures through interaction with professional and trade groups, legislative bodies, regulatory agencies and citizens organizations.
- Establish procedures for the reporting of conditions or incidents with the potential for adverse environmental effects, and responding with appropriate corrective actions. Provision shall be made for the communication of environmental information with the Company's various publics.

In 2001, Cleveland-Cliffs Inc ("Company") had a net loss of $22.9 million, or $2.27 per share (references to per share earnings are "diluted earnings per share") versus net income for the year 2000 of $18.1 million, or $1.73 per share. Following is a summary of results:

	(IN MILLIONS EXCEPT PER SHARE AMOUNTS)		
	2001	2000	1999
Net income (loss) before special items and cumulative effect of accounting change	**$(32.2)**	$10.1	$ .4
Special items		8.0	4.4
Cumulative effect of accounting change	**9.3**		
Net income (loss)			
– Amount	**$(22.9)**	$18.1	$ 4.8
– Per share (basic)	**$(2.27)**	$1.74	$ .43
– Per share (diluted)	**$(2.27)**	$1.73	$ .43
Average number of shares (in thousands)			
– Basic	**10,073**	10,393	11,076
– Diluted	**10,073**	10,439	11,124

2001 VERSUS 2000

Net loss for the year 2001 was $22.9 million, or $2.27 per share, including $9.3 million net income from a change in accounting principle. The cumulative effect of $9.3 million results from a change in the method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension costs. Previously, the Company utilized a method that deferred and amortized realized and unrealized gains and losses over five years for most pension plans. The new method recognizes these changes immediately. The accounting change reduced 2001 pension expense by $.1 million. Excluding the accounting change effect, the net loss was $32.2 million, or $3.19 per share.

Net income for the year 2000 of $18.1 million, or $1.73 per share, included three special items:

- $9.9 million after-tax recovery on an insurance claim related to lost 1999 sales;
- $5.2 million tax credit reflecting a reassessment of income tax obligations based on current audits of prior years' federal tax returns; and
- $7.1 million after-tax charge to recognize the decrease in value of the Company's investment in LTV common stock.

Excluding the cumulative effect of a change in accounting principle and special items, the 2001 loss of $32.2 million represented an earnings decrease of $42.3 million from 2000. The decrease reflected a higher loss before income taxes, $60.7 million, partially offset by lower income taxes, $18.4 million. The $60.7 million decrease in pre-tax results was primarily due to:

- A decrease in pellet sales margin of $52.0 million. Following is a summary comparison of sales margin for 2001 and 2000:

	(IN MILLIONS)			
			Increase (Decrease)	
	2001	2000	Amount	Percent
Sales (Tons)	**8.4**	10.4	(2.0)	(19)%
Revenue from product sales and services	**$319.3**	$379.4	$(60.1)	(16)%
Cost of goods sold and operating expenses	**372.1**	380.2	(8.1)	(2)%
Sales margin (loss)	**$ (52.8)**	$ (.8)	$(52.0)	N/M

  Revenue from product sales and services decreased $60.1 million primarily due to the 2.0 million ton sales volume decrease, partly offset by a modest increase in average price realization. Included in 2001 cost of goods sold and operating expenses was approximately $48 million of idle expense related to production curtailments at the Company's mining ventures and higher employment costs, primarily related to benefits.

- Royalty and management fee revenue, including amounts paid by the Company as a participant in mining ventures, decreased $7.5 million, reflecting the production curtailments.
- The loss from Cliffs and Associates Limited ("CAL"), net of minority interest, was $19.3 million in 2001, compared to a loss of $13.3 million in 2000. The increased loss of $6.0 million reflected the start-up and commissioning of the HBI venture in Trinidad and Tobago in mid-March of 2001 and the increased Company ownership, 82.4 percent in 2001 versus 46.5 percent for most of 2000. (See Ferrous Metallics).
- Interest expense was $4.4 million higher in 2001, reflecting interest on borrowings under the Company's $100 million revolving credit facility. Interest expense was partially offset by $.9 million of increased interest income, reflecting higher cash balances.

- Other expenses reflect lower business development expense in 2001, largely offset by 2001 restructuring charges of $4.8 million, primarily relating to headcount reductions at the Michigan mines, corporate office, and central service functions.
- Other income was $3.1 million higher in 2001, primarily due to gains on the sale of non-strategic assets, principally non-mining lands.
- Administrative, selling and general expenses decreased about 20 percent, $3.5 million, reflecting employee reductions and other cost-saving initiatives.

2000 VERSUS 1999

Net income for the year 2000 of $18.1 million, or $1.73 per share, included special items discussed previously. Year 1999 net income of $4.8 million, or $.43 per share, included favorable after-tax income adjustments of $4.4 million that related primarily to prior years' state tax refunds. Excluding special items in both years, net income in 2000 of $10.1 million was $9.7 million higher than 1999 net income of $.4 million. The $9.7 million improvement in 2000 net income before special items reflected higher income before income taxes, $14.4 million, partially offset by higher income taxes, $4.7 million. The increase in pre-tax income before special items was primarily due to:

- An improvement of $19.2 million in pellet sales margin from the 1999 negative margin of $20.0 million. Following is a summary comparison of sales margin for 2000 and 1999:

	(IN MILLIONS)			
			Increase (Decrease)	
	2000	1999	Amount	Percent
Sales (Tons)	**10.4**	8.9	1.5	17%
Revenue from product sales and services	**$379.4**	$316.1	$63.3	20%
Cost of goods sold and operating expenses	**380.2**	336.1	44.1	13%
Sales margin (loss)	**$ (.8)**	$ (20.0)	$19.2	96%

Revenue from product sales and services increased $63.3 million, primarily due to the 1.5 million ton sales volume increase along with a modest improvement in average sales price realization. The increase in cost of goods sold and operating expenses reflected the increase in volume, production curtailments in 1999 and significant increases in energy rates, which added almost $14 million to cost in 2000.

- Royalty and management fees, including amounts paid by the Company as a participant in the mining ventures, of $50.7 million in 2000 versus $48.5 million in 1999, an increase of $2.2 million, primarily due to increased production at Tilden Mine.
- Higher other income, $3.3 million, including insurance company demutualization proceeds, favorable settlement of a legal dispute, and gains from sales of non-strategic lands.

Partially offsetting were:

- Higher CAL pre-operating losses, $4.5 million, reflecting continuing plant start-up difficulties, holding costs during plant modifications, and the Company's increased ownership in the venture as of November 20, 2000.
- Increased administrative, selling and general expense, $2.6 million, due to higher active and retiree medical costs and pensions, and increased management incentive compensation expense.
- Higher other expenses, $2.0 million, largely reflecting the reserving of certain amounts related to administrative services and management fees due from a subsidiary of LTV Corporation ("LTV") at the time that LTV filed for protection under Chapter 11 of the U.S. Bankruptcy Code.
- Higher interest expense, $1.2 million, resulting from the cessation of interest capitalization in April 1999 on the construction of CAL's hot briquetted iron ("HBI") facility in Trinidad and Tobago.

The $4.7 million increase in income taxes before special items was principally due to higher pre-tax income.

CASH FLOW AND LIQUIDITY

At December 31, 2001, the Company had cash and cash equivalents of $183.8 million. Following is a summary of 2001 cash flow activity:

	(IN MILLIONS)
Net cash flow from operations	$ 6.8
Borrowings under revolving credit facility	100.0
Proceeds from LTV Steel Mining Company transaction	50.0
Proceeds from sale of assets	11.0
Capital expenditures	(13.2)
Dividends	(4.1)
Contributions to CAL by minority shareholder	7.1
Other	(3.7)
Increase in cash and cash equivalents	$153.9

Following is a summary of key liquidity measures:

	AT DECEMBER 31 (IN MILLIONS)		
	2001	2000	1999
Cash and cash equivalents	$183.8	$ 29.9	$ 67.6
Available bank credit		100.0	100.0
Total liquidity	$183.8	$129.9	$167.6
Working capital	$172.9	$145.8	$143.4
Ratio of current assets to current liabilities	1.9:1	2.4:1	3.0:1

In October, the Company and Minnesota Power, a business of Allete, Inc., acquired the LTV Steel Mining Company ("LTVSMC") assets. As a result, the Company received $50 million in cash and assumed certain remediation and closure obligations at LTVSMC. For further discussion, see LTVSMC Transaction.

The Company received a refund of $15.4 million of current and prior years' federal tax payments in 2001 associated with the Company's adjustment of its tax basis of CAL properties. The Company expects to receive a tax refund in 2002 of approximately $4 million.

The Company anticipates that its share of capital expenditures related to the iron ore business, which was $7.2 million in 2001, will be less than $15 million in 2002. The estimate for 2002 capital expenditures is highly uncertain, and will depend on production levels at the Company-managed mines and the financial position of the mine owners. Additionally, the Company invested $3.0 million in 2001 (with an additional commitment to invest $7.4 million in 2002) in a new joint venture to acquire certain power-related assets in a purchase-leaseback arrangement. The Company expects to fund its share of capital and venture expenditures from available cash and current operations.

CAPITALIZATION

Long-term debt of the Company consists of $70 million of senior unsecured notes, with a fixed interest rate of 7.0 percent, which are scheduled to be repaid on December 15, 2005. In addition, the Company has a $100 million revolving credit agreement, which expires on May 31, 2003. On January 8, 2001, the Company borrowed $65 million and on May 10, 2001, an additional $35 million was borrowed on the facility. The loan interest rate, based on the LIBOR rate plus a premium, is fixed through the middle of June 2002 at an average rate of 2.4 percent. Loan repayment timing is flexible; however, the Company expects to repay the loan before December 31, 2002. The note and revolving credit agreements require the Company to meet certain covenants related to net worth, leverage and other provisions. The Company was in compliance with the debt covenants at December 31, 2001, exceeding the requirements by more than $17 million at December 31, 2001 for the most restrictive covenant (net worth) in the revolving credit facility and $153 million in the senior unsecured notes. Given the severe economic environment confronting the Company's steel company partners and customers, the Company expects its business fundamentals will continue to be difficult. Continued adverse earnings performance in 2002 could result in the Company being unable to comply with the net worth covenant in the revolving credit facility. In that event, the Company would attempt to amend the existing revolving credit facility or seek alternative financing. The Company had capital lease obligations at December 31, 2001 of $3.9 million, including its share of mining ventures, which are largely non-recourse to the Company.

On January 8, 2002, the Company announced suspension of its $.10 per Common Share quarterly dividend, which will save approximately $4 million in cash annually.

IRON ORE

North American steel industry fundamentals, which deteriorated significantly in the second half of 2000, continued to decline throughout 2001. Weak steel order books and price decreases attributable to slowing economies in the United States and Canada, and high volumes of steel imports, have caused crisis conditions in the North American iron and steel industry. (See Bankruptcies of Mine Partners and Customers.) The Company is supporting steel industry efforts to combat unfair imports. Given the current conditions in the industry, significant uncertainty exists concerning the Company's sales and production at its mines in 2002.

Iron ore pellet production at the Company's managed mines in 2001 was 25.4 million tons, compared to 41.0 million tons in 2000. The 15.6 million ton decrease was principally due to the permanent closure of LTVSMC in early 2001 and production curtailments at all mines. The Company preliminarily expects 2002 production to approximate 2001 levels.

The Company's share of 2001 production was 7.8 million tons, which was 4.0 million tons below production for 2000. The Company ended the year 2001 with 3.0 million tons of iron ore pellet inventory, a decrease of .3 million tons from 2000. The decrease was mainly due to production curtailments which were undertaken to address lower sales volume in 2001 and to reduce inventory.

The Company's iron ore pellet sales were 8.4 million tons in 2001 versus 10.4 million tons in 2000. The decrease in iron ore pellet sales in 2001 was due to lower demand by the integrated steel industry resulting from a broad-based weakening in the North American economy, along with the cessation of LTV operations. The Company expects pellet sales of 11.5 to 12.0 million tons in 2002 to approximate production, after the Company completes the sales contract with Algoma Steel Inc. ("Algoma") and acquires its 45 percent interest in the Tilden Mine. (See Bankruptcies of Mine Partners and Customers.) The Company's sales volume is largely committed under multi-year sales contracts, which are subject to changes in customer requirements. International iron ore pellet price changes impact certain of the Company's multi-year sales contracts, which use international prices as price adjustment factors. Other factors impacting the Company's average price realization under various sales contracts include mine operating costs, energy costs, and steel prices.

Five-year labor agreements between the United Steelworkers of America ("USWA") and the Empire, Hibbing, and Tilden mines were ratified in August 1999. The agreements, which were patterned after agreements negotiated by major steel companies, provide employees with improvements in pensions, wages, and other benefits. The agreements also commit the mines and the union jointly to seek operating cost improvements. The Wabush Mine in Canada also settled on a five-year contract in July 1999.

BANKRUPTCIES OF MINE PARTNERS AND CUSTOMERS

In late 2001, LTV, which had filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 29, 2000, ceased integrated steelmaking operations and agreed to maintain operations on "hot idle" through February 28, 2002 for potential sale of the steel operations. Up to that time, 1.4 million tons had been produced for LTV's account at Empire in 2001. As a result, Empire operations were idled for an indefinite period commencing in mid-November while the remaining partners (Ispat Inland, 40 percent, and the Company, 35 percent) in Empire assess their alternatives. Through mid-November 2001, the Company sold LTV approximately 1.0 million tons (.2 million tons in 2000). The Company had no trade receivables exposure related to these sales.

On April 23, 2001, Algoma, a 45 percent owner of Tilden Mine and a significant rail transportation customer of the Company, initiated a financial restructuring, and as part of the process obtained an Order for protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice. At the time of the Order, the Company's exposure to Algoma was limited to $.7 million of transportation receivables, which was reserved. Algoma has met its cash funding obligations at the Tilden Mine and for transportation subsequent to the Order. On November 2, 2001, the Company announced a planned acquisition of Algoma's 45 percent interest in the Tilden Mine for the assumption of Algoma's share of Tilden liabilities, which are expected to be between $15 million and $20 million. The acquisition, expected in the first quarter of 2002, will increase the Company's ownership in the mine to 85 percent, and increase its share of the mine's annual production capacity by 3.5 million tons to 6.6 million tons. The Company and Algoma have also agreed to terms for a sales agreement that will make the Company the sole supplier of iron ore pellets purchased by Algoma for a 15-year period. Sales to Algoma under this new contract are expected to approximate 3 million tons in 2002.

On October 15, 2001, Bethlehem Steel Corporation ("Bethlehem"), a 70.3 percent owner in the Hibbing Mine and a customer of the Company, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Bethlehem has continued to fund its Hibbing obligations and take iron ore from the mine. At the time of the filing, the Company had a trade receivable of approximately $1.0 million, which has been reserved.

In 1998, Acme Metals Incorporated and its wholly owned subsidiary Acme Steel Company (collectively "Acme"), a 15.1 percent owner in Wabush and an iron ore customer, filed for bankruptcy protection. On August 26, 2001, Acme ceased funding its cash requirements for its obligation at Wabush. As a result, production at Wabush was curtailed in the fourth quarter by about .4 million tons. Sales to Acme in 2001 were less than .2 million tons. The Company had no trade receivable exposure to Acme.

Prior to Wheeling-Pittsburgh Steel Corporation's ("Wheeling-Pittsburgh") filing for protection under Chapter 11 of the U.S. Bankruptcy Code in November 2000, the Company exercised its rights under agreements with Wheeling-Pittsburgh to acquire Wheeling-Pittsburgh's 12.4375 percent indirect interest in Empire, increasing its ownership share to 35 percent. At the time of the filing, the Company did not have a term sales contract with Wheeling-Pittsburgh, and there was no trade receivable exposure.

The major business risk faced by the Company in iron ore is lower customer or venture partner consumption of iron ore from the Company's managed mines, which may result from competition from other iron ore suppliers; use of iron ore substitutes, including imported semi-finished steel; steel industry consolidation, rationalization or financial failure; or decreased North American steel production, resulting from increased imports or lower steel consumption. Loss of sales and/or royalty and management fee income on any such unmitigated loss of business would have a significantly greater impact on operating results and cash flow than revenue, due to the high level of fixed costs in the iron mining business and the high cost to idle or close mines. In the event of a venture participant's failure to perform, remaining solvent venturers, including the Company, may be required to assume and record additional material obligations.

LTVSMC TRANSACTION

In October 2001, subsidiaries of the Company and Minnesota Power, a business of Allete, Inc. acquired LTV's assets of LTVSMC in Minnesota for $25 million (Company share $12.5 million) and the assumption of environmental and certain facility closure obligations. Minnesota Power acquired the 225 megawatt electric generating facility at Taconite Harbor, transmission facilities, and non-mining property and made a $62.5 million payment to the Company. In addition, the Company received all of the iron ore mining and processing facilities of LTVSMC, including its 74-mile mainline railroad and dock operation at Taconite Harbor and assumed certain environmental and closure obligations of the facility.

The Company does not intend to operate the mining assets for the production of iron ore pellets, but is investigating other options including non-ferrous metals development and providing transportation support services to other Minnesota mining operations. The Company has entered into an option agreement with Minnesota Iron Range Resources and Rehabilitation Board ("IRRRB") for the sale to IRRRB of mining lands for future development.

FERROUS METALLICS

The Company's strategy includes extending its business scope to produce and supply ferrous metallic products to an expanded customer base, including electric arc furnace steelmakers.

In November 2000, a subsidiary of the Company and Lurgi Metallurgie GmbH ("Lurgi") acquired LTV's 46.5 percent interest in CAL for $2 million (Company's share $1.7 million) and additional future contingent payments that could total $30 million through 2020, dependent on CAL's production, sales volume and price realizations.

In December 2001, the owners of CAL (Company ownership 82.4 percent) suspended operations at the HBI facility in Trinidad and Tobago for an indefinite period due to a weak market for ferrous metallics products. Prior to the suspension of operations, CAL had produced and sold in excess of 130,000 tonnes of commercial grade Circal™ briquettes once plant modifications were completed in March 2001. If plant operations were to remain suspended for 2002, CAL idle costs before depreciation are not expected to exceed $6 million.

The Company's pre-tax loss from CAL in 2001 was $19.3 million, net of minority interest. At December 31, 2001 and 2000, the Company's consolidated financial statements included the following amounts related to CAL:

	(IN MILLIONS)	
	December 31	
	2001	2000
Property, plant and equipment (including capitalized interest)	**$122.9**	$119.1
Working capital deficit	**(3.7)**	(3.0)
Minority interest	**(25.9)**	(23.9)
Total	**$ 93.3**	$ 92.2

The primary business risk faced by the Company in ferrous metallics is the ability of the Trinidad facility to produce and sustain a quantity of commercial grade HBI at a cost level necessary to achieve profitable operations given the adverse market for HBI. The Company has determined its CAL investment at December 31, 2001 is not impaired based on expected resumption of operations and future cash flows.

STRATEGIC INVESTMENTS

The Company is pursuing investment opportunities to broaden its scope as a supplier of iron products to the steel industry. In the normal course of business, the Company examines opportunities to strengthen its position by evaluating various investment opportunities consistent with its strategy. In the event of any future acquisitions or joint venture opportunities, the Company may consider using available liquidity, incurring additional indebtedness, project financing, or other sources of funding to make investments.

ACTUARIAL ASSUMPTIONS

As a result of a decrease in long-term interest rates, the Company has decreased the discount rate used to determine its pension and other postretirement benefit ("OPEB") obligations to 7.50 percent at December 31, 2001 from 7.75 percent at December 31, 2000. The decrease in the discount rate is projected to increase pension and OPEB expense for 2002 by $.1 million.

The Company assumes a 9 percent annual return on pension plan investments. Adverse investment performance in 2001 will result in higher pension expense of $.8 million in 2002.

The Company makes contributions to the pension plans within income tax deductibility restrictions in accordance with statutory requirements. The Company, including its share of ventures funding, contributed $.4 million and $1.7 million in 2001 and 2000, respectively, compared to $4.4 million and $5.9 million for pension expense for the same periods.

ENVIRONMENTAL AND CLOSURE OBLIGATIONS

At December 31, 2001, the Company had environmental and closure obligations, including its share of the obligations of ventures, of $70.6 million ($27.0 million at December 31, 2000), of which $9.1 million is current. Payments in 2001 were $5.6 million (2000 – $1.9 million). The obligations include certain responsibilities for environmental and closure of LTVSMC, which were assumed in the LTVSMC asset acquisition.

MARKET RISK

The Company is subject to a variety of market risks, including those caused by changes in commodity prices, foreign currency exchange rates and interest rates. The Company has established policies and procedures to manage such risks; however, certain risks are beyond the control of the Company.

The Company's investment policy relating to its short-term investments (classified as cash equivalents) is to preserve principal and liquidity while maximizing the return through investment of available funds. The carrying value of these investments approximates fair value on the reporting dates.

The Company's mining ventures enter into forward contracts for certain commodities, primarily natural gas, as a hedge against price volatility. Such contracts, which are in quantities expected to be delivered and used in the production process, are a means to limit exposure to price fluctuations. At December 31, 2001, the notional amounts of the outstanding forward contracts were $11.4 million (Company share – $5.4 million), with an unrecognized fair value loss of $1.4 million (Company share – $.7 million) based on December 31, 2001 forward rates. The contracts mature at various times through November 2002. If the forward rates were to change 10 percent from the year-end rate, the value and potential cash flow effect on the contracts would be approximately $1.0 million (Company share – $.5 million).

The Company has $70 million of long-term debt outstanding at a fixed interest rate of 7 percent due in December, 2005. Additionally, the Company has $100 million outstanding on its revolving credit facility with an average fixed interest rate of 2.4 percent through the middle of June 2002. A hypothetical increase or decrease of 10 percent from 2001 year-end interest rates would change the fair value of the senior unsecured notes and the revolving credit facility by $.8 million and $.1 million, respectively.

A portion of the Company's operating costs related to Wabush Mines are subject to change in the value of the Canadian dollar; however, the Company does not hedge its exposure to changes in the Canadian dollar.

FINANCIAL REPORTING AND DISCLOSURE

The Company annually reviews its financial reporting and disclosure practices and accounting policies to ensure that its financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Areas most critical to the Company consist of disclosures regarding business risk, including the limited number and distressed financial condition of its iron ore partners and customers, the fixed costs, legacy costs, and restructuring costs associated with its mining operations, and the market volatility of HBI; and the limited flexibility under its revolving credit facility. In light of the difficult business climate affecting the Company's operations, the Company has reviewed the estimates and assumptions used in supporting the carrying value of its assets, especially long-lived assets, and the recognition and disclosure of its obligations. At December 31, 2001, the Company believes its financial statements are fairly presented and its disclosures are balanced and responsive. The Company believes that its business plans and actions are addressing its current business risks and challenges; however, future events could result in financial statement adjustments and/or additional disclosures.

FORWARD-LOOKING STATEMENTS

The preceding discussion and analysis of the Company's operations, financial performance and results, as well as material included elsewhere in this report, includes statements not limited to historical facts. Such statements are "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995) that are subject to risks and uncertainties that could cause future results to differ materially from expected results. Such statements are based on management's beliefs and assumptions made on information currently available to it. Factors that could cause the Company's actual results to be materially different from the Company's expectations include, but are not limited to the following:

- Displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron;
- Loss of major iron ore sales contracts, or failure of customers to perform under existing contracts;
- Changes in the financial condition of the Company's partners and/or customers;
- Rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code or similar statutes in other countries;
- Substantial changes in imports of steel, iron ore, or ferrous metallic products;
- Lower domestic demand for steel and iron ore;
- Unanticipated changes in the market value of steel, iron ore or ferrous metallics;
- Premature closing or impairment of operations due to changes in product demand, production costs, ore characteristics or availability, or owner actions;
- Major equipment failure, availability, and magnitude and duration of repairs;
- Unanticipated geological conditions or ore processing changes;
- Process difficulties, including the failure of new technology to perform as anticipated;
- Availability and cost of the key components of production (e.g., labor, electric power, fuel, water);
- Weather conditions (e.g., extreme winter weather, availability of process water due to drought);
- Changes in financial markets, such as interest rates and availability of credit;
- Changes in laws, regulations or enforcement practices governing environmental, closure and safety obligations; and
- Changes in domestic or international economic and political conditions.

The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

	(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) Year Ended December 31		
	2001	2000	1999
REVENUES			
Product sales and services			
Iron ore	$319.3	$379.4	$316.1
Hot briquetted iron	11.1		
	330.4	379.4	316.1
Royalties and management fees	43.2	50.7	48.5
Total Operating Revenues	373.6	430.1	364.6
Insurance recovery	.4	15.3	
Interest income	3.8	2.9	3.0
Other income	9.8	6.7	3.4
Total Revenues	387.6	455.0	371.0
COSTS AND EXPENSES			
Cost of goods sold and operating expenses			
Iron ore	372.1	380.2	329.3
Hot briquetted iron	29.7		
	401.8	380.2	329.3
Administrative, selling and general expenses	15.2	18.7	16.1
Pre-operating loss of Cliffs and Associates Limited	5.8	13.7	8.8
Interest expense	9.3	4.9	3.7
Loss on common stock investment		10.9	
Other expenses	9.1	10.4	8.4
Total Costs and Expenses	441.2	438.8	366.3
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(53.6)	16.2	4.7
INCOME TAXES (CREDIT)	(16.3)	(1.5)	(.1)
INCOME (LOSS) BEFORE MINORITY INTEREST AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(37.3)	17.7	4.8
MINORITY INTEREST	5.1	.4	
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(32.2)	18.1	4.8
CUMULATIVE EFFECT OF ACCOUNTING CHANGE – NET OF $5.0 TAX	9.3		
NET INCOME (LOSS)	$ (22.9)	$ 18.1	$ 4.8
NET INCOME (LOSS) PER COMMON SHARE – BASIC			
Before cumulative effect of accounting change	$ (3.19)	$ 1.74	$ .43
Cumulative effect of accounting change – net of tax	.92		
NET INCOME (LOSS)	$ (2.27)	$ 1.74	$ .43
NET INCOME (LOSS) PER COMMON SHARE – DILUTED			
Before cumulative effect of accounting change	$ (3.19)	$ 1.73	$ .43
Cumulative effect of accounting change – net of tax	.92		
NET INCOME (LOSS)	$ (2.27)	$ 1.73	$ .43
AVERAGE NUMBER OF SHARES			
Basic	10.1	10.4	11.1
Diluted	10.1	10.4	11.1

See notes to consolidated financial statements.

	(IN MILLIONS, BRACKETS INDICATE CASH DECREASE) Year Ended December 31		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	**$ (22.9)**	$ 18.1	$ 4.8
Adjustments to reconcile net income (loss) to net cash (used by) from operations:			
Depreciation and amortization:			
Consolidated	**15.4**	12.9	10.5
Share of associated companies	**10.8**	12.7	12.0
Cumulative effect of accounting change – net of $5.0 tax	**(9.3)**		
Deferred income taxes	**(12.8)**	9.6	(.2)
Gain on sale of assets	**(5.6)**	(.7)	(.4)
Tax credit		(5.2)	
Minority interest in Cliffs and Associates Limited	**(5.1)**	(.4)	
Equity loss in Cliffs and Associates Limited		13.7	8.8
Loss on common stock investment		10.9	
Other	**3.8**	5.0	(.3)
Total before changes in operating assets and liabilities	**(25.7)**	76.6	35.2
Changes in operating assets and liabilities:			
Inventories and prepaid expenses	**(.1)**	(60.3)	6.4
Receivables	**32.8**	18.8	(23.5)
Payables and accrued expenses	**(.2)**	(7.4)	(14.5)
Total changes in operating assets and liabilities	**32.5**	(48.9)	(31.6)
Net cash from operating activities	**6.8**	27.7	3.6
INVESTING ACTIVITIES			
Purchase of property, plant and equipment:			
Consolidated			
Cliffs and Associates Limited	**(6.0)**	(5.1)	
Other	**(3.2)**	(12.7)	(15.4)
Share of associated companies	**(4.0)**	(5.6)	(5.4)
Equity investment and advances in Cliffs and Associates Limited		(13.8)	(12.5)
Purchase of additional interest in Cliffs and Associates Limited		(1.7)	
Proceeds from sale of assets	**11.0**	.9	.9
Other	**(3.7)**	(.3)	
Net cash (used by) investing activities	**(5.9)**	(38.3)	(32.4)
FINANCING ACTIVITIES			
Dividends	**(4.1)**	(15.7)	(16.7)
Repurchases of Common Shares		(15.6)	(17.2)
Borrowings under revolving credit facility	**100.0**		
Proceeds from LTV Steel Mining Company transaction	**50.0**		
Contributions to Cliffs and Associates Limited of minority shareholder	**7.1**	4.2	
Net cash from (used by) financing activities	**153.0**	(27.1)	(33.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**153.9**	(37.7)	(62.7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**29.9**	67.6	130.3
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$183.8**	$ 29.9	$ 67.6
Taxes paid on income	**$ 6.2**	$ 1.0	$ 6.9
Interest paid on debt obligations	**$ 9.0**	$ 4.9	$ 4.9

See notes to consolidated financial statements.

	(IN MILLIONS) December 31 2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$183.8	$ 29.9
Trade accounts receivable – net	19.9	46.3
Receivables from associated companies	12.1	18.5
Inventories		
Product	84.8	90.8
Supplies and other	29.0	22.4
Deferred and refundable income taxes	20.8	27.3
Other	12.3	12.8
TOTAL CURRENT ASSETS	362.7	248.0
PROPERTIES		
Plant and equipment	339.4	337.7
Minerals	18.6	19.2
	358.0	356.9
Allowances for depreciation and depletion	(97.7)	(84.2)
TOTAL PROPERTIES	260.3	272.7
INVESTMENTS IN ASSOCIATED COMPANIES	135.0	138.4
OTHER ASSETS		
Prepaid pensions	46.1	38.1
Miscellaneous	20.9	30.6
TOTAL OTHER ASSETS	67.0	68.7
TOTAL ASSETS	$825.0	$727.8

	(IN MILLIONS) December 31	
	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Borrowings under revolving credit facility	**$100.0**	$
Trade accounts payable	**14.1**	12.4
Payables to associated companies	**16.0**	22.7
Accrued expenses	**38.7**	39.6
Taxes payable	**8.1**	16.1
Environmental and closure	**9.1**	8.3
Other	**3.8**	3.1
TOTAL CURRENT LIABILITIES	**189.8**	102.2
LONG-TERM DEBT	**70.0**	70.0
POSTEMPLOYMENT BENEFIT LIABILITIES	**69.2**	71.7
ENVIRONMENTAL AND CLOSURE OBLIGATIONS	**59.2**	16.4
OTHER LIABILITIES	**36.7**	41.6
TOTAL LIABILITIES	**424.9**	301.9
MINORITY INTEREST IN CLIFFS AND ASSOCIATES LIMITED	**25.9**	23.9
SHAREHOLDERS' EQUITY		
Preferred Stock – no par value		
Class A – 500,000 shares authorized and unissued		
Class B – 4,000,000 shares authorized and unissued		
Common Shares – par value $1 a share		
Authorized – 28,000,000 shares; Issued – 16,827,941 shares	**16.8**	16.8
Capital in excess of par value of shares	**66.2**	67.3
Retained income	**476.7**	503.7
Cost of 6,685,988 Common Shares in Treasury (2000 – 6,708,539 shares)	**(183.3)**	(183.8)
Accumulated other comprehensive loss, net of tax	**(1.0)**	
Unearned compensation	**(1.2)**	(2.0)
TOTAL SHAREHOLDERS' EQUITY	**374.2**	402.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$825.0**	$727.8

See notes to consolidated financial statements.

	(IN MILLIONS)						
	Common Shares	Capital In Excess of Par Value of Shares	Retained Income	Common Shares In Treasury	Other Comprehensive Income (loss)	Other	Total
January 1, 1999	$16.8	$70.9	$513.2	$(155.9)	$(4.3)	$(3.1)	$437.6
Comprehensive income							
Net income			4.8				4.8
Other comprehensive income							
Unrealized losses on securities					(.9)		(.9)
Total comprehensive income							3.9
Cash dividends – $1.50 a share			(16.7)				(16.7)
Stock options and other incentive plans		(3.9)		1.7		2.0	(.2)
Repurchases of Common Shares				(17.2)			(17.2)
Other		.1		(.1)		(.1)	(.1)
December 31, 1999	16.8	67.1	501.3	(171.5)	(5.2)	(1.2)	407.3
Comprehensive income							
Net income			18.1				18.1
Other comprehensive income							
Unrealized losses on securities					(1.2)		(1.2)
Reclassification adjustment-loss included in net income					6.4		6.4
Total comprehensive income							23.3
Cash dividends – $1.50 a share			(15.7)				(15.7)
Stock options and other incentive plans		.1		3.1		(.8)	2.4
Repurchases of Common Shares				(15.6)			(15.6)
Other		.1		.2			.3
December 31, 2000	16.8	67.3	503.7	(183.8)		(2.0)	402.0
Comprehensive loss							
Net Loss			(22.9)				(22.9)
Other comprehensive loss							
Minimum pension liability					(1.0)		(1.0)
Total comprehensive loss							(23.9)
Cash dividends – $.40 a share			(4.1)				(4.1)
Stock options and other incentive plans		(.9)		.5		.8	.4
Other		(.2)					(.2)
December 31, 2001	$16.8	$66.2	$476.7	$(183.3)	$(1.0)	$(1.2)	$374.2

See notes to consolidated financial statements.

ACCOUNTING POLICIES

Basis of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries ("Company"), including Cliffs and Associates Limited ("CAL") since November 20, 2000, when the Company obtained majority control of CAL (see Note 5). Intercompany accounts are eliminated in consolidation. "Investments in Associated Companies" are comprised of partnerships and unconsolidated companies ("ventures") which the Company does not control, and are accounted for by the equity method. The Company's share of earnings of mining ventures from which the Company purchases iron ore is credited to "Cost of Goods Sold and Operating Expenses" upon sale of the product. CAL results through the first quarter 2001, prior to becoming operational, are reflected as "Pre-operating loss of Cliffs and Associates Limited."

Business: The Company's dominant business is the production and sale of iron ore pellets to integrated steel companies. The Company manages and owns interests in North American mines; sells iron ore in North America and Europe, controls, develops, and leases reserves to mine owners; and owns ancillary companies providing transportation and other services to the mines. The three largest steel company customer and partner contributions to the Company's revenues were 21 percent, 13 percent and 10 percent in 2001; 17 percent, 14 percent and 13 percent in 2000; and 19 percent, 19 percent and 10 percent in 1999.

The Company is developing a ferrous metallics business, with its initial entry being the investment in CAL, located in Trinidad and Tobago, to produce and market hot briquetted iron ("HBI"). See Note 5 – Ferrous Metallics.

Revenue Recognition: Revenue is recognized on sales of products when title has transferred, and on services when performed. Revenue from product sales includes reimbursement for freight charges ($17.8 million – 2001; $15.5 million – 2000; $10.4 million – 1999) paid on behalf of customers. Royalty revenue from the Company's share of ventures' production is recognized when the product is sold. Royalty revenue from the ventures' other participants is recognized on production.

Business Risk: The major business risk faced by the Company in iron ore is lower customer or venture partner consumption of iron ore from the Company's owned and managed mines which may result from competition from other iron ore suppliers; use of iron ore substitutes, including imported semi-finished steel; steel industry consolidation, rationalization or financial failure; or decreased North American steel production, resulting from increased imports or lower steel consumption. Loss of sales and/or royalty and management fee income on any such unmitigated loss of business would have a greater impact on operating results and cash flow than revenue, due to the high level of fixed costs in the iron mining business and the high cost to idle or close mines. In the event of a venture participant's failure to perform, remaining solvent venturers, including the Company, may be required to assume and record additional material obligations. See Note 4 – Bankruptcies of Mine Partners and Customers.

The primary business risk faced by the Company in ferrous metallics is the ability of the Trinidad facility to produce at a cost level capable of achieving profitable operations given the current adverse market for HBI.

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Cash Equivalents: The Company considers investments in highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

Derivative Financial Instruments: In the normal course of business, the Company enters into forward contracts for the purchase of commodities, primarily natural gas, which are used in its operations. Such contracts are in quantities expected to be delivered and used in the production process and are not intended for resale or speculative purposes. See Note 1 – Accounting and Disclosure Changes.

Inventories: Product inventories are stated at the lower of cost or market. Cost of iron ore inventories is determined using the last-in, first-out ("LIFO") method. The excess of current cost over LIFO cost of iron ore inventories was $7.8 million and $7.3 million at December 31, 2001 and 2000, respectively. Supplies and other inventories reflect the average cost method.

Repairs and Maintenance: The cost of power plant major overhauls is amortized over the estimated useful life, which is generally the period until the next scheduled overhaul. All other planned and unplanned repairs and maintenance costs are expensed during the year incurred.

Properties: Properties are stated at cost. Depreciation of plant and equipment is computed principally by straight-line methods based on estimated useful lives, not to exceed the life of the operating unit. Depreciation is provided over the following estimated useful lives:

Buildings	45 Years
Mining Equipment	10 to 20 Years
Processing Equipment	15 to 45 Years
Information Technology	2 to 7 Years

In iron ore, depreciation is not reduced when operating units are temporarily idled. At CAL, depreciation rates range from 25 percent to 125 percent of straight line amounts based on production.

Asset Impairment: The Company monitors conditions that may affect the carrying value of its long-lived and intangible assets when events and circumstances indicate that the carrying value of the assets may be impaired. If projected undiscounted cash flows are less than the carrying value of the asset, the assets are adjusted to their fair value.

Income Taxes: Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Environmental Remediation Costs: The Company has a formal code of environmental protection and restoration. The Company's obligations for known environmental problems at active and closed mining operations, and other sites have been recognized based on estimates of the cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued. Costs of future expenditures are not discounted to their present value. Potential insurance recoveries have not been reflected in the determination of the liabilities.

Stock Compensation: In accordance with the provisions of Financial Accounting Standards Board's ("FASB") Statement 123, "Accounting for Stock-Based Compensation," the Company has elected to continue applying the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for stock options when the stock option price at the grant date is equal to or greater than the fair market value of the stock at that date. The market value of restricted stock awards and performance shares is charged to expense over the vesting period.

Exploration, Research and Development Costs: Exploration, research and development costs are charged to operations as incurred.

Income Per Common Share: Basic income per common share is calculated on the average number of common shares outstanding during each period. Diluted income per common share is based on the average number of common shares outstanding during each period, adjusted for the effect of outstanding stock options, restricted stock and performance shares.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE 1 – ACCOUNTING AND DISCLOSURE CHANGES

Effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost. Previously, the Company utilized a method that deferred and amortized realized and unrealized gains and losses over five years for most pension plans. Under the new accounting method, the market value of plan assets reflects realized and unrealized gains and losses immediately. The Company believes the new method results in improved financial reporting because the method more closely reflects the fair value of its pension assets at the date of reporting. The cumulative effect of this accounting change related to prior years was a one-time non-cash credit to income of $9.3 million ($14.3 million pre-tax) recognized as of January 1, 2001. The effect of the change in accounting had only a modest effect ($.1 million of income) on year 2001 results. The pro forma effect of this change, as if it had been made for 2000 and 1999, would be to increase net income as follows:

	2000	1999
Pro Forma (in millions)		
Net income as reported	**$18.1**	$ 4.8
Effect of accounting change	**1.8**	2.0
Net income	**$19.9**	$ 6.8
Per Share (diluted)		
As reported	**$1.73**	$ .43
Effect of accounting change	**.17**	.18
Total	**$1.90**	$ .61

In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133." These statements provide the accounting treatment for all derivatives activity and require the recognition of all derivatives as either assets or liabilities on the balance sheet and their measurement at fair value. Adoption of this standard in the first quarter of 2001 did not affect the Company's consolidated financial statements. The Company's objective for entering into forward contracts is to hedge price fluctuations of natural gas. Such contracts, when entered into, are in quantities expected to be used in the production process and, accordingly, are accounted for as normal purchases.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 prohibits the use of the pooling-of-interests method for business combinations and establishes criteria for the recognition of intangible assets separately from goodwill. This statement was effective June 30, 2001. SFAS 142 requires testing of goodwill and intangible assets with indefinite lives for impairment rather than amortizing them. This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS 141 on June 30, 2001 and will adopt SFAS 142 on January 1, 2002. The adoption of SFAS 141 did not have an impact on the Company's consolidated financial statements. The adoption of SFAS 142 in the first quarter of 2002 is not expected to have a significant impact on the Company's financial results.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The statement is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the effect on its consolidated financial statements of adopting this standard.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement, which is effective for fiscal years beginning after December 15, 2001, provides a single accounting model for long-lived assets to be disposed of. The Company does not expect that this standard when adopted will have a significant impact on its current asset impairment policy.

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES

The Company's investments in mining ventures at December 31 consist of its 40 percent interest in Tilden Mining Company L.C. ("Tilden"), 35 percent (22.5625 percent in 1999) interest in Empire Iron Mining Partnership ("Empire"), 22.78 percent interest in Wabush Mines ("Wabush"), and 15 percent interest in Hibbing Taconite Company ("Hibbing"). The remaining interests in the ventures are owned by U.S. and Canadian integrated steel companies.

Following is a summary of combined financial information of the mining ventures:

	(IN MILLIONS)		
	2001	2000	1999
Income			
Gross revenue	**$843.3**	$1,062.1	$922.3
Income (loss)	**$ (12.1)**	$ 70.1	$ 65.8
Financial Position at December 31			
Current assets	**$192.6**	$ 174.5	$196.5
Properties – net	**599.2**	636.1	660.1
Other long-term assets	**71.6**	33.5	30.7
Current liabilities	**(142.9)**	(131.2)	(145.7)
Long-term liabilities	**(186.1)**	(115.0)	(106.5)
Net assets	**$534.4**	$ 597.9	$635.1
Company's equity in underlying net assets	**$170.3**	$ 193.3	$184.8
Company's investment	**$131.6**	$ 138.4	$149.3

The Company manages all of the ventures and leases or subleases mineral rights to Empire and Tilden. Payments by the Company, as a participant in the ventures, are reflected in royalties and management fees revenue and cost of goods sold upon sale of the product. Following is a summary of royalties and management fees earned by the Company and the Company's share as a participant in the ventures:

	(IN MILLIONS)		
	2001	2000	1999
Other venture partners' share	$29.8	$36.5	$40.9
Company's share as a participant	13.4	14.2	7.6
Total royalties and management fees	$43.2	$50.7	$48.5

In addition, the Company is required to purchase its applicable current share, as defined, of the ventures' production. The Company purchased $191.6 million in 2001 (2000 – $273.6 million; 1999 – $174.7 million) of iron ore pellets from the ventures. Costs and expenses incurred by the Company, on behalf of the ventures, are charged to the ventures in accordance with management and operating agreements. The Company's share of equity loss in the ventures of $14.0 million in 2001 and income of $19.3 million and $4.0 million in 2000 and 1999, respectively, is credited to cost of goods sold.

The Company's investment in ventures also reflects the assumption of interests from former participants in the ventures, acquisitions and reorganizations at values below the ventures net assets. The differences, which have been allocated to specific assets, are recorded in the Company's share of associated companies depreciation and amortization.

Additionally in 2001, the Company invested $3.0 million in a new joint venture to acquire certain power-related assets in a purchase-leaseback arrangement.

NOTE 3 – LTV STEEL MINING COMPANY TRANSACTION

In October 2001 subsidiaries of the Company and Minnesota Power, a business of Allete, Inc. acquired LTV Corporation's ("LTV") assets of LTV Steel Mining Company ("LTVSMC") in Minnesota for $25 million (Company share $12.5 million) and the assumption of environmental and certain facility closure obligations. Minnesota Power acquired the 225 megawatt electric generating facility at Taconite Harbor, transmission facilities, and non-mining property and made a $62.5 million payment to the Company. In addition, the Company received all of the iron ore mining and processing facilities of LTVSMC, including its 74-mile mainline railroad and dock operation at Taconite Harbor and assumed certain environmental and closure obligations of the facility, for which a liability of $50.0 million was recorded. The Company does not intend to operate the mining assets for the production of iron ore pellets, but is investigating other options, including non-ferrous metals development and providing transportation support services to other Minnesota mining operations. The Company has entered into an option agreement with Minnesota Iron Range Resources and Rehabilitation Board ("IRRRB") for the purchase by IRRRB of mining lands for future development.

NOTE 4 – BANKRUPTCIES OF MINE PARTNERS AND CUSTOMERS

In late 2001, LTV, which had filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 29, 2000, ceased integrated steelmaking operations and agreed to maintain operations on "hot idle" through February 28, 2002 for potential sale of the steel operations. Up to that time, 1.4 million tons had been produced for LTV's account at Empire in 2001. As a result, Empire operations were idled for an indefinite period commencing in mid-November while the remaining partners (Ispat Inland, 40 percent and the Company, 35 percent) in Empire assess their alternatives. Through mid-November, 2001, the Company sold LTV approximately 1.0 million tons (.2 million tons in 2000). The Company had no trade receivables exposure related to these sales.

On April 23, 2001, Algoma Steel Inc. ("Algoma"), a 45 percent owner of Tilden Mine and a significant rail transportation customer of the Company, initiated a financial restructuring, and as part of the process obtained an Order for protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice. At the time of the Order, the Company's exposure to Algoma was limited to $.7 million of transportation receivables, which was reserved. Algoma has met its cash funding obligations at the Tilden Mine and for transportation subsequent to the Order. On November 2, 2001, the Company announced a planned acquisition of Algoma's 45 percent interest in the Tilden Mine for the assumption of Algoma's share of Tilden liabilities, which are expected to be between $15 million and $20 million. The acquisition, expected in the first quarter of 2002, will increase the Company's ownership in the mine to 85 percent, and increase its share of the mine's annual production capacity by 3.5 million tons to 6.6 million tons. The Company and Algoma have also agreed to terms for a sales agreement that will make the Company the sole supplier of iron ore pellets purchased by Algoma for a 15-year period. Sales to Algoma under this new contract are expected to approximate 3 million tons in 2002.

On October 15, 2001, Bethlehem Steel Corporation ("Bethlehem"), a 70.3 percent owner in the Hibbing Mine and a customer of the Company, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Bethlehem has continued to fund its Hibbing obligations and take iron ore from the mine. At the time of the filing, the Company had a trade receivable of approximately $1.0 million, which has been reserved.

In 1998, Acme Metals Incorporated and its wholly owned subsidiary Acme Steel Company (collectively "Acme"), a 15.1 percent partner in Wabush and an iron ore customer, filed for Chapter 11 bankruptcy protection. On August 26, 2001, Acme ceased funding its cash requirements for its obligation at Wabush. As a result, production at Wabush was reduced in the fourth quarter by about .4 million tons. Sales to Acme in 2001 represented less than .2 million tons. The Company had no trade receivable exposure to Acme.

Prior to Wheeling-Pittsburgh Steel Corporation's ("Wheeling-Pittsburgh") filing for protection under Chapter 11 of the U.S. Bankruptcy Code in November 2000, the Company exercised its rights under agreements with Wheeling-Pittsburgh to acquire Wheeling-Pittsburgh's 12.4375 percent indirect interest in Empire. The acquisition of Wheeling-Pittsburgh's interest in Empire increased the Company's ownership share to 35 percent. At the time of the filing, the Company did not have a term sales contract with Wheeling-Pittsburgh, and there was no trade receivable exposure.

NOTE 5 – FERROUS METALLICS

In December 2001, the Company suspended operations at its 82.4 percent owned CAL HBI facility in Trinidad and Tobago for an extended period due to a weak market for ferrous metallics products. Prior to the suspension of operations, CAL had produced and sold in excess of 130,000 tonnes of commercial grade Circal™ briquettes once plant modifications were completed in March 2001. The plant modifications included the replacement of the discharge system to improve material flow and obtain consistent feed to the briquetting machines. In November 2000, a subsidiary of the Company and Lurgi Metallurgie GmbH ("Lurgi") acquired LTV's 46.5 percent interest in CAL for $2 million (Company's share $1.7 million) and additional future contingent payments that could total $30 million through 2020, dependent on CAL's production, sales volume and price realizations. The Company's pre-tax loss from CAL in 2001 was $19.3 million, net of minority interest. At December 31, 2001 and 2000, the Company's consolidated financial statements included the following amounts related to CAL:

	(IN MILLIONS) DECEMBER 31	
	2001	2000
Property, plant and equipment (including capitalized interest)	**$122.9**	$119.1
Working capital deficit	**(3.7)**	(3.0)
Minority Interest	**(25.9)**	(23.9)
Total	**$ 93.3**	$192.2

The Company has determined its CAL investment at December 31, 2001 is not impaired based on expected resumption of operations and future cash flows.

NOTE 6 – SEGMENT REPORTING

The Company has two reportable segments offering different iron products and services to the steel industry. Iron Ore is the Company's dominant segment. The Ferrous Metallics segment consists of the HBI project in Trinidad and Tobago and other developmental activities. "Other" includes unallocated corporate administrative expense, other income and expense, and the insurance claim recovery and loss on common stock investment, both of which occurred in 2000.

	(IN MILLIONS)				
	Iron Ore	Ferrous Metallics	Segments Total	Other	Consolidated Total
2001					
Sales and services to external customers	**$319.3**	**$ 11.1**	**$330.4**	**$**	**$330.4**
Royalties and management fees[1]	**43.2**		**43.2**		**43.2**
Total operating revenues	**362.5**	**11.1**	**373.6**		**373.6**
Loss before taxes, minority interest and cumulative effect adjustment	**(8.4)**	**(24.9)**	**(33.3)**	**(20.3)**	**(53.6)**
Depreciation and amortization[2]	**23.4**	**2.8**	**26.2**		**26.2**
Investments in associated companies	**134.7**	**.3**	**135.0**		**135.0**
Other identifiable assets	**527.1**	**133.5**	**660.6**	**29.4**	**690.0**
Total assets	**661.8**	**133.8**	**795.6**	**29.4**	**825.0**
Property expenditures[2]	**7.2**	**6.0**	**13.2**		**13.2**
2000					
Sales and services to external customers	$379.4	$	$379.4	$	$379.4
Royalties and management fees[1]	50.7		50.7		50.7
Total operating revenues	430.1		430.1		430.1
Income (loss) before taxes and minority interest	46.2	(16.8)	29.4	(13.2)	16.2
Depreciation and amortization[2]	25.6		25.6		25.6
Pre-operating loss of CAL[3]		(13.3)	(13.3)		(13.3)
Investments in associated companies	138.4		138.4		138.4
Other identifiable assets	428.8	128.3	557.1	32.3	589.4
Total assets	567.2	128.3	695.5	32.3	727.8
Property expenditures[2]	18.3	5.1	23.4		23.4
1999					
Sales and services to external customers	$316.1	$	$316.1	$	$316.1
Royalties and management fees[1]	48.5		48.5		48.5
Total operating revenues	364.6		364.6		364.6
Income (loss) before taxes	31.7	(11.7)	20.0	(15.3)	4.7
Depreciation and amortization[2]	22.5		22.5		22.5
Pre-operating loss of CAL[3]		(8.8)	(8.8)		(8.8)
Investments in associated companies	149.3	84.1	233.4		233.4
Other identifiable assets	423.3	1.5	424.8	21.5	446.3
Total assets	572.6	85.6	658.2	21.5	679.7
Property expenditures[2]	20.8	11.2	32.0		32.0

[1] Includes revenue from the Company's share of ventures' production that is recognized when the product is sold.
[2] Includes Company's share of associated companies.
[3] Includes equity losses from CAL through November 20, 2000 and consolidated losses, net of minority interest, thereafter. Included in income (loss) before taxes.

Included in the consolidated financial statements are the following amounts relating to geographic locations:

	(IN MILLIONS)		
	2001	2000	1999
Revenue[1]			
United States	**$353.2**	$380.8	$321.0
Canada	**14.1**	38.7	36.4
Other Countries	**6.3**	10.6	7.2
	$373.6	$430.1	$364.6
Long-Lived Assets[2]			
United States	**$272.9**	$296.5	$295.9
Canada	**15.5**	15.0	16.0
Trinidad and Tobago	**122.9**	119.1	76.8
	$411.3	$430.6	$388.7

[1] Revenue is attributed to countries based on the location of the customer.
[2] Net properties include Company's share of associated companies.

NOTE 7 – ENVIRONMENTAL AND CLOSURE OBLIGATIONS

At December 31, 2001, the Company had an environmental and closure liability, including its share of ventures, of $70.6 million ($27.0 million at December 31, 2000), of which $9.1 million was classified as current. Payments in 2001 were $5.6 million (2000 – $1.9 million and 1999 – $1.0 million). The liability includes obligations for wholly owned active and closed mining operations, and other sites, including former operations, for which obligations are based on the Company's estimated cost of investigation, remediation and mine closure, including the responsibilities assumed in the October 2001 LTVSMC transaction. See Note 3 – LTV Steel Mining Company Transaction. The liability also includes the Company's environmental obligations related to two Federal and State Superfund and Clean Water Act sites where the Company is named as a potentially responsible party, the Kipling site in Michigan, and the Rio Tinto mine site in Nevada, which sites are independent of the Company's iron mining operations. Obligations are based on Company estimates and engineering studies prepared by outside consultants engaged by the potentially responsible parties. The Company continues to evaluate the recommendations of the studies and other means for site cleanup. Significant site cleanup activities have taken place at Rio Tinto.

NOTE 8 – DEBT

Long-term debt of the Company consists of $70 million of senior unsecured notes due in December 2005, with a fixed interest rate of 7 percent. The Company has a $100 million revolving credit agreement which expires on May 31, 2003. On January 8, 2001, the Company borrowed $65 million and on May 10, 2001, an additional $35 million was borrowed under the revolving credit agreement. The loan interest rate, based on the LIBOR rate plus a premium, is fixed through the middle of June 2002 at an average rate of 2.4 percent. Loan repayment timing is flexible; however, the Company expects to repay the loan before December 31, 2002. The note and revolving credit agreements require the Company to meet certain covenants related to net worth, leverage, and other provisions. The Company was in compliance with the debt covenants at December 31, 2001, exceeding the requirements by more than $17 million at December 31, 2001 for the most restrictive covenant (net worth) in the revolving credit facility and $153 million in the senior unsecured notes. The Company also had unsecured letters of credit of $5.6 million outstanding at December 31, 2001.

NOTE 9 – LEASE OBLIGATIONS

The Company and its ventures lease certain mining, production, data processing and other equipment under operating leases. The Company's operating lease expense, including its share of ventures, was $13.1 million in 2001, $12.9 million in 2000 and $10.0 million in 1999.

Assets acquired under capital leases by the Company, including its share of ventures, were $10.1 million and $10.5 million, respectively, at December 31, 2001 and 2000. Corresponding accumulated amortization of capital leases included in respective allowances for depreciation was $5.0 million and $5.9 million at December 31, 2001 and 2000, respectively.

Future minimum payments under capital leases and non-cancellable operating leases, including the Company's share of ventures, at December 31, 2001 were:

	(IN MILLIONS)	
Year Ending December 31	**Capital Leases**	**Operating Leases**
2002	$1.9	$12.1
2003	1.3	12.0
2004	.8	9.5
2005	.2	6.8
2006	.1	5.5
2007 and thereafter		9.5
Total minimum lease payments	4.3	$55.4
Amounts representing interest	.4	
Present value of net minimum lease payments	$3.9	

The $59.7 million of total minimum lease payments is comprised of the Company's direct obligation of $13.3 million and the Company's share of ventures' obligations of $46.4 million, which are largely non-recourse to the Company.

NOTE 10 – PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company and its ventures sponsor defined benefit pension plans covering substantially all employees. The plans are largely noncontributory, and benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement. In addition, the Company and its ventures currently provide retirement health care and life insurance benefits ("Other Benefits") to most full-time employees who meet certain length of service and age requirements (a portion of which are pursuant to collective bargaining agreements). Other Benefits are provided through programs administered by insurance companies whose charges are based on benefits paid. The following table presents a reconciliation of funded status of the Company's plans, including its proportionate share of plans of its ventures, at December 31, 2001 and 2000:

	(IN MILLIONS)			
	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Change in plan assets				
Fair value of plan assets at beginning of year	**$352.7**	$335.9	**$ 24.5**	$ 21.5
Actual return on plan assets	**(15.8)**	17.3	**(1.1)**	1.2
Contributions	**.4**	1.7	**1.8**	1.4
Effect of change in Empire ownership		18.0		2.7
Benefits paid	**(19.4)**	(20.2)	**(2.0)**	(2.3)
Fair value of plan assets at end of year	**317.9**	352.7	**23.2**	24.5
Change in benefit obligation				
Benefit obligation at beginning of year	**303.5**	249.3	**142.0**	84.6
Service cost	**6.1**	5.9	**2.1**	1.7
Interest cost	**23.2**	22.6	**12.0**	9.1
Amendments				.2
Actuarial losses	**6.3**	25.0	**28.4**	47.1
Effect of change in Empire ownership		20.9		7.1
Effect of curtailment and special termination benefits	**(.6)**		**(.9)**	
Benefits paid	**(19.4)**	(20.2)	**(7.9)**	(7.8)
Benefit obligation at end of year	**319.1**	303.5	**175.7**	142.0
Funded status of the plan (underfunded)	**(1.2)**	49.2	**(152.5)**	(117.5)
Unrecognized prior service cost	**24.7**	28.4	**.6**	1.5
Unrecognized net actuarial (gain) loss	**25.5**	(36.1)	**65.1**	37.8
Unrecognized net asset at date of adoption	**(12.5)**	(15.2)		
Prepaid (accrued) benefit cost – net	**$ 36.5**	$ 26.3	**$ (86.8)**	$ (78.2)
Amounts recognized in the consolidated statements of financial position including Company's share of Associated companies consist of:				
Prepaid benefit cost	**$ 36.5**	$ 26.3		
Additional minimum liability	**(5.4)**	(1.4)		
Intangible asset	**3.8**	1.4		
Accumulated other comprehensive loss	**1.6**			
Net amount recognized	**$ 36.5**	$ 26.3		
Assumptions as of December 31				
Discount rate	**7.50%**	7.75%	**7.50%**	7.75%
Expected long-term return on plan assets	**9.00%**	9.00%	**8.78%**	8.26%
Rate of compensation increase – average	**4.25%**	4.26%		

(IN MILLIONS)						
	Pension Benefits			Other Benefits		
	2001	2000	1999	**2001**	2000	1999
Components of net periodic benefit cost						
Service cost	**$ 6.1**	$ 5.9	$ 4.6	**$ 2.1**	$1.7	$1.8
Interest cost	**23.2**	22.6	17.2	**12.0**	9.1	6.3
Expected return on plan assets	**(31.0)**	(29.0)	(24.9)	**(2.1)**	(2.1)	(1.5)
Amortization and other	**6.1**	6.4	6.2	**3.8**	1.2	.1
Net periodic benefit cost	**$ 4.4**	$ 5.9	$ 3.1	**$15.8**	$9.9	$6.7

Annual contributions to the pension plans are made within income tax deductibility restrictions in accordance with statutory regulations. In the event of plan termination, the plan sponsors could be required to fund shutdown and early retirement obligations which are not included in the pension benefit obligations.

Assets for Other Benefits include deposits relating to insurance contracts and Voluntary Employee Benefit Association ("VEBA") Trusts for certain mining ventures that are available to fund retired employees' life insurance obligations and medical benefits. The Company's estimated annual contribution to the VEBAs will approximate $1.5 million based on its share of tons produced.

The Company's assumed annual rate of increase in the per capita cost of covered health care benefits was 7.5 percent for 2002 (8.0 percent in 2001), decreasing .25 to .5 percent per year to an annual rate of 5.0 percent for 2008 and annually thereafter. A one percentage point change in this assumption would have the following effects:

	(IN MILLIONS)	
	Increase	Decrease
Effect on total service and interest cost components in 2001	$ 1.7	$ (1.4)
Effect on Other Benefits obligation as of December 31, 2001	18.4	(15.5)

NOTE 11 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	(IN MILLIONS)	
	2001	2000
Deferred tax assets:		
Postretirement benefits other than pensions	**$22.5**	$21.7
Loss carryforward	**32.8**	17.6
Alternative minimum tax credit carryforwards	**2.1**	5.2
Product inventories	**10.2**	6.3
Other liabilities	**9.6**	12.9
Other	**9.3**	13.9
Total deferred tax assets	**86.5**	77.6
Deferred tax liabilities:		
CAL properties	**30.4**	30.4
Investment in ventures	**18.2**	17.0
Properties	**10.6**	21.8
Pensions	**4.0**	2.5
Other	**18.7**	9.7
Total deferred tax liabilities	**81.9**	81.4
Net deferred tax assets (liability)	**$ 4.6**	$ (3.8)

The deferred amounts are classified as current or long-term in accordance with the asset or liability to which they relate. The Company expects deferred tax assets will be realized.

"Deferred and refundable income taxes" include an expected refund of approximately $4 million at December 31, 2001 ($14 million at December 31, 2000) of current and prior years' federal tax payments associated with the Company's adjustment of its tax basis of CAL properties in 2000. Loss carryforwards totaling $95.2 million ($41.2 million – capital) are available to offset future taxable income. The capital loss carryforwards begin to expire in 2005, with the expiration of the ordinary loss carryforwards commencing in 2019.

The components and allocation of the Company's income taxes are as follows:

	(IN MILLIONS)		
	2001	2000	1999
Income taxes from operations:			
Current	**$ (3.5)**	$(5.9)	$ .1
Deferred	**(12.8)**	4.4	(.2)
	(16.3)	(1.5)	(.1)
Cumulative effect of accounting change	**5.0**		
Income tax expense (credit)	**(11.3)**	(1.5)	(.1)
Other comprehensive loss	**(.6)**		
Total	**$(11.9)**	$(1.5)	$(.1)

In the fourth quarter of 2000, a favorable tax adjustment of $5.2 million was recorded reflecting the Company's continuing assessment of its tax obligations, relating to the outcome of federal audit issues for tax years 1995 and 1996. Tax and interest payments of approximately $6 million related to the audit were made in 2001.

Reconciliation of the Company's income tax to the tax at the United States statutory rate follows:

	(IN MILLIONS)		
	2001	2000	1999
Tax at statutory rate of 35 percent	**$(12.0)**	$ 5.8	$1.7
Increase (decrease) due to:			
Percentage depletion in excess of cost depletion	**(1.4)**	(2.6)	(1.8)
Non-deductible expense	**1.7**	.5	
Effect of foreign taxes	**.5**	(.2)	.2
Prior years' tax adjustments	**.1**	(4.9)	(.3)
Other items – net	**(.2)**	(.1)	.1
Income tax expense (credit)	**$(11.3)**	$(1.5)	$ (.1)

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and fair value of the Company's financial instruments at December 31, 2001 and 2000 were as follows:

	(IN MILLIONS)			
	2001		2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Cash and cash equivalents	**$183.8**	**$183.8**	$29.9	$29.9
Long-term debt	**70.0**	**66.1**	70.0	70.0
Revolving credit facility	**100.0**	**98.7**		

The fair value of the Company's long-term debt and revolving credit facility was determined based on a discounted cash flow analysis and estimated current borrowing rates.

At December 31, 2001 and 2000, the Company's managed mines had in place forward contracts for the purchase of natural gas in the notional amount of $11.4 million (Company share – $5.4 million) and $16.1 million (Company share – $5.4 million) respectively. The unrecognized fair value loss on the contracts at December 31, 2001, which mature at various times through November 2002, was estimated to be $1.4 million (Company share – $.7 million) based on December 31, 2001 forward rates.

NOTE 13 – STOCK PLANS

The 1992 Incentive Equity Plan, as amended in 1999, authorizes the Company to issue up to 1,700,000 Common Shares upon the exercise of Options Rights, as Restricted Shares, in payment of Performance Shares or Performance Units that have been earned, as Deferred Shares, or in payment of dividend equivalents paid on awards made under the Plan. Such shares may be shares of original issuance, treasury shares, or a combination of both. Stock options may be granted at a price not less than the fair market value of the stock on the date the option is granted, generally are not subject to repricing, and must be exercisable not later than ten years and one day after the date of grant. Stock appreciation rights may be granted either at or after the time of a stock option grant. Common Shares may be awarded or sold to certain employees with disposition restrictions over specified periods. The 1996 Nonemployee Directors' Compensation Plan authorizes the Company to issue up to 50,000 Common Shares to nonemployee Directors. The Plan was amended effective in 1999 to provide for the grant of 2,000 Restricted Shares to nonemployee Directors first elected on or after January 1, 1999, and also provides that nonemployee Directors must take at least 40 percent of their annual retainer in Common Shares. The Restricted Shares vest five years from the date of award. The Company recorded expense of $.1 million in 2001, $.9 million in 2000, and a credit of $.3 million in 1999 relating to other stock-based compensation, primarily the Performance Share program.

FASB Statement 123 requires pro forma disclosure of net income and earnings per share as if the fair value method for valuing stock options had been applied. The Company's pro forma information follows:

	2001	2000	1999
Net (loss) income (millions)	**$(23.8)**	$17.3	$3.1
Earnings per share:			
Basic	**$(2.36)**	$1.67	$.28
Diluted	**$(2.36)**	$1.66	$.28

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	**4.95%**	6.67%	4.79%
Dividend yield	**3.88%**	4.04%	3.42%
Volatility factor – market price of Company's common stock	**.277**	.241	.223
Expected life of options – years	**4.81**	4.31	6.15
Weighted-average fair value of options granted during the year	**$3.77**	$5.93	$5.52

Compensation costs included in the pro forma information reflect fair values associated with options granted after January 1, 1995. Pro forma information may not be indicative of future pro forma information applicable to future outstanding awards.

Stock option, restricted stock award, deferred stock allocation, and performance share activities under the Company's Incentive Equity Plans, and the Nonemployee Directors' Compensation Plan are summarized as follows:

	2001		2000		1999	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Stock options:						
Options outstanding at beginning of year	**872,697**	**$48.81**	774,242	$51.59	346,742	$41.04
Granted during the year	**25,000**	**17.88**	171,950	29.56	454,150	58.88
Exercised			(28,375)	20.12	(6,750)	21.98
Cancelled or expired	**(87,668)**	**45.25**	(45,120)	41.27	(19,900)	43.98
Options outstanding at end of year	**810,029**	**48.24**	872,697	48.81	774,242	51.59
Options exercisable at end of year	**369,591**	**41.91**	285,333	43.69	221,126	39.90
Restricted awards:						
Awarded and restricted at beginning of year	**59,987**		53,223		52,296	
Awarded during the year	**9,400**				4,000	
Vested	**(30,350)**		(19,287)		(3,073)	
Cancelled	**(2,000)**					
Issued as performance shares			26,051			
Awarded and restricted at end of year	**37,037**		59,987		53,223	
Deferred stock awards:						
Awarded at beginning of year	**29,427**					
Issued as performance shares			22,315			
Awarded during the year	**421**		7,112			
Cancelled	**(297)**					
Awarded at end of year	**29,551**		29,427			
Performance shares:						
Allocated at beginning of year	**212,450**		174,950		176,050	
Allocated during the year	**126,600**		85,866		69,472	
Issued	**(17,788)**		(48,366)		(59,672)	
Forfeited/cancelled	**(43,062)**				(10,900)	
Allocated at end of year	**278,200**		212,450		174,950	
Required retainer and voluntary shares:						
Awarded at beginning of year	**9,394**		9,980		6,649	
Awarded during the year	**10,867**		9,394		10,255	
Issued	**(9,790)**		(9,980)		(6,924)	
Awarded at end of year	**10,471**		9,394		9,980	
Reserved for future grants or awards at end of year	**339,764**		329,025		563,627	

Exercise prices for options outstanding as of December 31, 2001 ranged from $17.88 to $75.80, with 78 percent of options outstanding having exercise prices greater than $43.00. The weighted-average remaining contractual life of options outstanding is 6.6 years at December 31, 2001.

NOTE 14 – SHAREHOLDERS' EQUITY

Under the Company's share purchase rights ("Rights") plan, a Right is attached to each of the Company's Common Shares outstanding or subsequently issued, which entitles the holder to buy from the Company one-hundredth of one (.01) Common Share at an exercise price per whole share of $160. The Rights expire on September 19, 2007 and are not exercisable until the occurrence of certain triggering events, which include the acquisition of, or tender or exchange offer for, 20 percent or more of the Company's Common Shares. There are approximately 168,000 Common Shares reserved for these Rights. The Company is entitled to redeem the Rights at one cent per Right upon the occurrence of certain events.

NOTE 15 – EARNINGS PER SHARE

The following table summarizes the computation of basic and diluted earnings per share.

	(IN MILLIONS, EXCEPT PER SHARE)		
	2001	2000	1999
Net income (loss)	**$(22.9)**	$18.1	$ 4.8
Basic weighted-average shares	**10.1**	10.4	11.1
Basic earnings (loss) per share	**$(2.27)**	$1.74	$ .43
Diluted weighted-average shares	**10.1**	10.4	11.1
Diluted earnings (loss) per share	**$(2.27)**	$1.73	$ .43

NOTE 16 – NON-RECURRING SPECIAL ITEMS

In 1999, the Company lost more than one million tons of iron ore pellet sales to Rouge Industries as a result of the extended shutdown of two blast furnaces following an explosion at the power plant that supplies Rouge. In 2000, the Company recorded a pre-tax insurance recovery and received proceeds on the claim of $15.3 million ($9.9 million after-tax). The Company received an additional $.4 million ($.2 million after-tax) in 2001 and continues to pursue modest additional recoveries, but given the complexity of the insurance issues, any additional amounts will not be recorded until all outstanding matters are resolved.

The Company held 842,000 shares of LTV common stock, which were originally valued at $11.5 million, or $13.65 per share. As of June 30, 2000, the investment was reclassified to "trading" and accordingly changes in market value were recognized in earnings as they occurred. The Company recognized a reduction to 2000 earnings of $10.9 million pre-tax ($7.1 million after-tax) related to the investment. In August 2000, the Company commenced a program to reduce its investment in the LTV common stock and through December 31, 2000, had sold 300,000 shares, with the balance sold in January 2001.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

The Company and its ventures are periodically involved in litigation incidental to their operations. Management believes that any pending litigation will not result in a material liability in relation to the Company's consolidated financial statements.

SHAREHOLDERS AND BOARD OF DIRECTORS
CLEVELAND-CLIFFS INC

We have audited the accompanying statement of consolidated financial position of Cleveland-Cliffs Inc and consolidated subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cleveland-Cliffs Inc and consolidated subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2001 the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost.

Ernst & Young LLP

Cleveland, Ohio
January 23, 2002

In Millions, Except Per Share Amounts

	2001				
	Quarters				
	First	Second	Third	Fourth	Year
Total revenues	$33.2	$100.0	$130.8	$123.6	$387.6
Gross profit (loss)	(6.3)	(17.6)	(1.0)	(3.3)	(28.2)
Net income (loss)					
Amount	(.3)	(15.1)	(1.7)	(5.8)	(22.9)
Per common share					
Basic	(.03)	(1.50)	(.16)	(.58)	(2.27)
Diluted	(.03)	(1.50)	(.16)	(.58)	(2.27)
Average number of shares					
Basic	10.1	10.1	10.1	10.1	10.1
Diluted	10.1	10.1	10.1	10.1	10.1

Quarterly results included approximately $1 million, $24 million, $10 million and $13 million, respectively, of pre-tax fixed costs related to production curtailments. First quarter results have been restated to include $9.3 million, or $.92 per share (after-tax), for the cumulative effect of an accounting change.

	2000				
	Quarters				
	First	Second	Third	Fourth	Year
Total revenues	$36.3	$152.4	$152.5	$113.8	$455.0
Gross profit	3.2	19.6	16.8	10.3	49.9
Net income (loss)					
Amount	(3.5)	11.0	6.3	4.3	18.1
Per common share					
Basic	(.32)	1.03	.60	.43	1.74
Diluted	(.32)	1.03	.60	.42	1.73
Average number of shares					
Basic	10.7	10.5	10.4	10.1	10.4
Diluted	10.7	10.6	10.4	10.1	10.4

Annual results include the pre-tax effects of a $15.3 million ($15.0 million in the second quarter) recovery of an insurance claim, a $5.2 million fourth quarter tax credit reflecting a reassessment of income tax obligations from audits of prior years' federal tax returns, and a $10.9 million pre-tax ($9.1 million in the second quarter) charge to recognize the decrease in value of the Company's investment in LTV common stock.

COMMON SHARE PRICE PERFORMANCE AND DIVIDENDS

	Price Performance				Dividends	
	2001		2000			
	High	Low	High	Low	2001	2000
First Quarter	$22.38	$13.69	$31.38	$22.00	$ .10	$ .375
Second Quarter	22.45	16.36	26.25	21.94	.10	.375
Third Quarter	18.85	14.00	27.25	22.56	.10	.375
Fourth Quarter	18.35	13.65	23.19	19.69	.10	.375
Year	22.45	13.65	31.38	19.69	$ .40	$1.50

	Empire	Hibbing	Northshore	Tilden	Wabush
Location	Michigan	Minnesota	Minnesota	Michigan	Canada
Gross Tons in Millions					
Annual Capacity	6.3	8.0	4.3	7.8	6.0
Production					
2001	5.7	6.1	2.8	6.4	4.4
2000	7.6	8.2	4.3	7.2	5.9
1999	7.1	6.8	3.9	6.2	5.2
Type of Ore	Magnetite	Magnetite	Magnetite	Magnetite and Hematite	Specular Hematite
Type of Pellets					
Standard	X	X	X	X	X
Fluxed	X		X	X	X
Operating Continuously Since	1963	1976	1989(a)	1974	1965
Number of Employees (b)					
Salaried	100	158	504	133	181
USWA Represented	817	676		651	654
Total	917	834	504	784	835
Cliffs Earnings From					
Royalties	X			X	
Management Fees	X	X		X	X
Merchant Sales	X	X	X	X	X
Ownership Percentage (c)					
Acme Metals Incorporated					15.1(d)
Bethlehem Steel Corporation		70.3			
Cleveland-Cliffs Inc	**35.0**	**15.0**	**100.0**	**85.0**	**22.8**
Dofasco Inc.					24.2
Ispat International N.V.	40.0				
The LTV Corporation	25.0(d)				
Stelco Inc.		14.7		15.0	37.9
Total	100.0	100.0	100.0	100.0	100.0

(a) Commenced pellet production in 1955, but was idle from mid-1986 until late 1989 due to bankruptcy of a former owner.
(b) As of December 31, 2001. Includes employees on layoff status.
(c) As of February 28, 2002. Ownership may be held through subsidiaries.
(d) Non-performing owner.

	2001	2000	1999
Financial Data (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)			
For The Year			
Operating Earnings [a]			
Operating Revenues – Product Sales and Services	$330.4	$379.4	$316.1
– Royalties and Management Fees	43.2	50.7	48.5
– Total	373.6	430.1	364.6
Cost of Goods Sold and Operating Expenses and AS&G Expenses	417.0	398.9	345.4
Operating Earnings (Loss)	(43.4)	31.2	19.2
Net Income (Loss) [a]	(22.9)	18.1	4.8
Net Income (Loss) Per Common Share [a]			
Basic	(2.27)	1.74	.43
Diluted	(2.27)	1.73	.43
Cash Flow from Operations Before Changes in Operating Assets and Liabilities	(25.7)	76.6	35.6
Distributions to Common Shareholders:			
Regular Cash Dividends – Per Share	.40	1.50	1.50
– Total	4.1	15.7	16.7
Special Dividends – Per Share			
– Total			
Repurchases of Common Shares		15.6	17.2
At Year-End			
Cash and Marketable Securities	183.8	29.9	67.6
Total Assets	825.0	727.8	679.7
Debt Obligations Effectively Serviced [c]	173.9	74.0	74.7
Shareholders' Equity	374.2	402.0	407.3
Book Value Per Common Share	36.90	39.73	38.27
Market Value Per Common Share	18.30	21.56	31.13
Iron Ore Production and Sales Statistics (Millions of Gross Tons)			
Production From Mines Managed By Cliffs:			
North America	25.4	41.0	36.2
Australia			
Total	25.4	41.0	36.2
Cliffs' Share	7.8	11.8	8.8
Cliffs' Sales From:			
North American Mines	8.4	10.4	8.9
Australian Mine			
Total	8.4	10.4	8.9
Other Information			
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) [d]	(16.8)	44.2	27.9
Earnings Before Interest and Taxes (EBIT) [d]	(43.0)	18.6	5.4
Common Shares Outstanding (Millions) – Average For Year	10.1	10.4	11.1
– At Year-End	10.1	10.1	10.6
Common Shares Price Range – High	$ 22.45	$31.38	$43.56
– Low	13.65	19.69	26.81
Employees at Year-End [e]	4,302	5,645	5,947

[a] Results for 2001 include a $9.3 million after-tax credit ($.92 per share) for a cumulative effect of an accounting change; in 2000, an after-tax, $9.9 million, recovery of an insurance claim, $5.2 million federal income tax credit, and a $7.1 million after-tax charge relating to a common stock investment (combined $.77 per share); in 1999, $4.4 million ($.39 per share) recovery relating primarily to prior years' state tax refunds; in 1998, federal income tax credit $3.5 million ($.31 per share); 1997 after-tax credits of $8.8 million ($.77 per share); in 1995, net contributions from non-recurring items and extraordinary charge of $2.4 million ($.20 per share); in 1993, recoveries on bankruptcy claims of $23.2 million ($1.92 per share); and in 1992, a $38.7 million ($3.23 per share) after-tax charge for accounting changes. Operating results reflect the acquisition of a majority interest of CAL in the fourth quarter of 2000, and the acquisition of Northshore in the fourth quarter of 1994.

1998	1997	1996	1995	1994	1993	1992	1991
$465.7	$406.1	$470.1	$424.8	$348.5	$280.4	$288.9	$290.8
49.7	47.5	51.5	49.5	44.7	39.7	43.8	45.8
515.4	453.6	521.6	474.3	393.2	320.1	332.7	336.6
438.3	386.7	428.0	385.1	329.5	280.8	297.5	294.2
77.1	66.9	93.6	89.2	63.7	39.3	35.2	42.4
57.4	54.9	61.0	57.8	42.8	54.6	(7.9)	53.8
5.10	4.83	5.26	4.84	3.54	4.55	(.66)	4.55
5.06	4.80	5.23	4.82	3.53	4.53	(.66)	4.51
75.1	74.3	89.6	84.7	54.5	34.8	49.7	106.0
1.45	1.30	1.30	1.30	1.23	1.20	1.18	1.03
16.3	14.8	15.1	15.5	14.8	14.4	14.1	12.1
					2.70 [b]		4.00
					32.4 [b]		47.0
11.5	4.9	19.5	10.8				
130.3	115.9	169.4	148.8	141.4	161.0	128.6	95.9
723.8	694.3	673.7	644.6	608.6	549.1	537.2	478.7
75.4	74.9	72.9	76.3	84.2	88.6	92.1	65.0
437.6	407.4	370.6	342.6	311.4	280.4	269.5	290.8
39.25	36.02	32.59	28.96	25.74	23.25	22.47	24.40
40.31	45.81	45.38	41.00	37.00	37.38	35.63	36.13
40.3	39.6	39.9	39.6	35.2	32.3	32.9	32.1
		1.6	1.5	1.5	1.5	1.5	1.3
40.3	39.6	41.5	41.1	36.7	33.8	34.4	33.4
11.4	10.9	12.0	11.3	8.3	6.8	7.3	7.0
12.1	10.4	11.0	10.4	8.2	6.4	6.0	6.0
	.3	1.7	1.5	1.5	1.4	1.3	1.3
12.1	10.7	12.7	11.9	9.7	7.8	7.3	7.3
87.1	87.8	108.2	85.6	70.6	86.7	50.9	81.3
66.8	68.9	90.6	68.8	56.2	73.2	36.8	65.3
11.3	11.4	11.6	11.9	12.1	12.0	12.0	11.8
11.2	11.3	11.4	11.8	12.1	12.1	12.0	11.9
$57.69	$47.13	$46.88	$46.75	$45.50	$37.50	$40.38	$36.50
36.06	40.00	36.25	36.13	34.00	28.75	29.50	25.00
6,029	5,951	6,251	6,411	6,504	6,173	6,594	6,709

[b] Includes securities at market value on distribution date.
[c] Includes the Company's share of ventures and equipment acquired on capital leases.
[d] EBITDA and EBIT are not presented as substitute measures of operating results or cash flow from operations, but because they are widely accepted indicators of a company's ability to acquire and service debt.
[e] Includes employees of managed mining ventures.

At December 31, 2001, the Company had 2,439 shareholders of record.

INVESTOR AND CORPORATE INFORMATION

Corporate Office

Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, OH 44114-2589
Telephone: 216.694.5700
Fax: 216.694.4880

Stock Exchange Information

The principal market for Cleveland-Cliffs Inc common shares (ticker symbol CLF) is the New York Stock Exchange. The shares are also listed on the Chicago Stock Exchange.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent, registrar and dividend disbursing agent for Cliffs. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends and address changes should be directed to:
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: 800.446.2617
Internet: http://www.equiserve.com

Investor Relations

Questions and comments regarding Cliffs or any information appearing in this report or any other Company publication are welcome and may be directed to Fred Rice, Director-Investor Relations at the corporate office, or telephone 800.214.0739 or 216.696.5459. E-Mail address: fbrice@cleveland-cliffs.com

News releases and other information on the Company are available on the Internet at: http://www.cleveland-cliffs.com

Annual Meeting

Cliffs' Annual Meeting of Shareholders will be May 14, 2002 at 11:30 a.m. at The Forum Conference Center, located in One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio. Formal notice of the meeting and the proxy statement will be mailed to each shareholder.

10-K Report

A copy of Cliffs' annual report on Form 10-K filed with the Securities and Exchange Commission is available to interested shareholders upon request.

OFFICERS

Years with Company	Name, Age
32	**John S. Brinzo**, 60 Chairman and Chief Executive Officer
1	**David H. Gunning**, 59 Vice Chairman
10	**Thomas J. O'Neil**, 61 President and Chief Operating Officer
29	**William R. Calfee**, 55 Executive Vice President-Commercial
22	**Cynthia B. Bezik**, 49 Senior Vice President-Finance
4	**Edward C. Dowling, Jr.**, 46 Senior Vice President-Operations
29	**James A. Trethewey**, 57 Senior Vice President-Business Development
26	**Robert Emmet**, 56 Vice President-Financial Planning and Treasurer
20	**Donald J. Gallagher**, 49 Vice President-Sales
2	**Randy L. Kummer**, 45 Vice President-Human Resources
26	**Robert J. Leroux**, 51 Vice President and Controller
8	**Richard L. Shultz**, 59 Vice President-Reduced Iron Sales
33	**John E. Lenhard**, 62 Secretary and Corporate Counsel

OPERATING UNIT MANAGEMENT

6	**John W. Sanders**, 59 President, Wabush Mines
33	**Robert C. Berglund**, 55 General Manager, Northshore Mine
12	**Steven A. Elmquist**, 51 General Manager, Cliffs and Associates Limit
3	**Paul A. Korpi**, 47 General Manager, Empire Mine
24	**Michael P. Mlinar**, 48 General Manager, Tilden Mine
13	**John N. Tuomi**, 52 General Manager, Hibbing Taconite Mine
28	**John F. Marshall**, 52 President, LS&I Railroad Company

(Age and service at March 1, 2002)

DIRECTORS

Director Since	Committees Served
1997	**John S. Brinzo** (4,6,7) Chairman and Chief Executive Officer of the Company
1996	**Ronald C. Cambre** (2,3,4,6,7) Retired Chairman and Chief Executive Officer Newmont Mining Corporation *International mining company*
1999	**Ranko Cucuz** (1,2,4,6) Former Chairman and Chief Executive Officer Hayes Lemmerz International, Inc. *International supplier of wheels to the auto industry*
2001	**David H. Gunning** (6,7) Vice Chairman of the Company
1986	**James D. Ireland III** (1,2,3,4,6,7) Managing Director Capital One Partners, Inc. *Private merchant banking firm*
1991	**Leslie L. Kanuk** (2,5,6) Professor Emeritus Zicklin School of Business Baruch College, City University of New York
1996	**Francis R. McAllister** (3,4,5,6,7) Chairman and Chief Executive Officer Stillwater Mining Company *Palladium and platinum producer*
1995	**John C. Morley** (2,4,5,6,7) President/Evergreen Ventures, LLC. *a family office,* and Retired President and Chief Executive Officer Reliance Electric Company *Major industrial manufacturer*
1991	**Stephen B. Oresman** (1,3,6,7) President Saltash Ltd. *Management consultants*
1991	**Alan Schwartz** (1,5,6) Professor, Yale Law School and Yale School of Management

COMMITTEES:
(1) Audit
(2) Board Affairs
(3) Compensation and Organization
(4) Executive
(5) Finance
(6) Long Range Planning
(7) Strategic Advisory

ORGANIZATION CHANGES

At the Annual Meeting of Shareholders in May 2001, **G. Frank Joklik** and **Anthony A. Massaro** did not stand for re-election to the Board of Directors. Mr. Joklik retired after serving seven years on the Board. His experience in the mining business was highly valuable to Cliffs. Mr. Massaro decided not to stand for re-election due to other business commitments. He provided two years of very constructive service on the Board. Both gentlemen will be missed.

David H. Gunning joined Cliffs as Vice Chairman in April 2001 and was elected a Director of the Company in July 2001. He is responsible for business development and the execution of corporate strategy. Prior to joining Cliffs, Mr. Gunning was a consultant and private investor. Previously, he was President and Chief Executive Officer of Capitol American Financial Corporation, which was sold to Conseco, Inc. For more than 25 years before that, he was with the law firm of Jones, Day, Reavis & Pogue, where he was the partner in charge of the firm's worldwide corporate practice.

James A. Trethewey, formerly Senior Vice President – Operations Services, was named Senior Vice President – Business Development.

Robert J. Leroux, formerly Controller, was named Vice President and Controller.

John E. Lenhard, formerly Secretary and Associate General Counsel, was named Secretary and Corporate Counsel.

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